 Exhibit 99.1

MAGNA

Forward. For all.

2021 Annual Report

Magna International Inc.

We are creating a future of limitless mobility. We are driving the industry, enabling our partners, and reaching levels of vehicle performance and sustainability we never thought possible. The value we bring is grounded in our agility, our expertise, and our ability to find a better way forward. We do this like no one else can.

At a Glance.

$36.2B in sales	World's **4th** largest automotive parts supplier
50+ customers	**158,000+** team members
343 manufacturing facilities	**28** countries

MESSAGE FROM THE CHIEF EXECUTIVE OFFICER

Strength, Stability and Growth.

Swamy Kotagiri
Chief Executive Officer

Looking back on my first year as Magna CEO, I'm filled with gratitude for the opportunity to lead a resilient team with a clear sense of purpose, consistent values, and the ability to continue delivering for our key stakeholders during these unprecedented times.

Executing on our Go-Forward strategy, we continue growing the business, expanding margins, generating solid free cash flow, returning capital to shareholders and accelerating investment in the car of the future. Our key stakeholders can count on us for a successful combination of strength, stability and growth.

Our solid balance sheet positions us to weather down-turns in the economy or geopolitical uncertainty, while providing us with the flexibility to invest in megatrend areas such as electrification and autonomy. We will continue to have a disciplined approach to investing in the future of mobility, one that can see beyond quarterly results and short-term industry dynamics. This enables us to capitalize on the tectonic shifts in the industry, even as we meet the current needs of the market.

From the shop floor to management, we operate at high velocity even in these challenging times. Our entrepreneurial culture provides Magna with the scope and capabilities of a large company, and the spirit and ingenuity of a small one. This start-up mentality is the backbone of our business model, and why we are confident in the future.

While the global industry grappled with significant challenges in 2021, including the ongoing pandemic, supply-chain disruptions and semiconductor chip shortages, Magna forged ahead, delivering new innovations as automakers race toward an electric future. We posted encouraging results, with full-year sales of $36.2 billion, up 11% from the previous year, even as global light vehicle production rose just 4%.

Despite the current industry challenges, we anticipate a more favorable production environment extending into 2024. About 90% of our 2024 sales are already booked, and our engineering investments in megatrend areas such as electrified powertrains, are expected to increase. The step-up in our investments for megatrend areas will impact our margins in the short term but will drive growth in the longer term.

Today, a large portion of our engineering projects are related to the growing EV market. In addition, we are investing in ADAS and software, areas which will define a large part of the vehicle going forward, and we continue to look at the car of the future from a holistic view.

We are poised to capture opportunities in mobility with our systems approach, our powertrain offerings that are accelerating the transition to EVs, and our unique complete-vehicle capabilities. From top universities to traditional customers and exciting new entrants, we are collaborating with innovators across the entire mobility spectrum.

Our formula for success in a changing landscape is proven and effective: Stay on a steady course, focus on Magna product strategies, invest in the business and create value for our shareholders.

Working with a talented, collaborative team leveraging the power of Magna makes me optimistic and excited about our future as a high-performing company that continues to generate sustainable value over the long run. With our in-depth vehicle knowledge and systems solutions, our customers can depend on us to provide the answers to any mobility challenge. As always, I thank you for your support of our efforts as we celebrate our 65th year, another milestone in the storied history of Magna.

Sincerely,

Swamy Kotagiri
Chief Executive Officer

Committed to a Sustainable Future.

Concern for the environment is central to who we are and what we do at Magna. Last year we committed to being carbon neutral in our European operations by 2025 and globally by 2030, placing us among industry leaders. Some of our divisions have already exceeded those ambitious goals, because we get down to the shop-floor level when it comes to sustainability.

While energy, water, and natural gas conservation are important to sustainability, they are just part of the equation for us. We think bigger. It's about protecting our common home and making a better society overall.

This is why so many Magna employees around the world plant tens of thousands of trees each year, tend beehives, cultivate wildflowers, and ride bikes to work. We know we are all responsible for meeting our sustainability goals.

Winning Business with the Power of Magna.

We operate like a start-up and innovate like a technology company. By increasing investments and pushing the boundaries of innovation in key megatrend areas we are yielding positive results and propelling Magna forward.

Battery Enclosures

Prompted by customer demand, our battery enclosures represent a major step-forward in the shift toward vehicle electrification.

The 2022 GMC Hummer EV and the 2022 Ford F-150 Lightning are the first two vehicles to feature Magna's technology.

Etelligent Powertrain Systems

Our family of Etelligent powertrain systems covers a wide range from compact hybrid vehicles to electric pickup trucks and light commercial vehicles.

EtelligentReach, Magna's all-electric connected powertrain, is set to debut with a new entrant in 2022. This smart solution can increase the driving range up to 90 miles or 30% more than certain production BEVs in this segment.

EtelligentForce, the first electrified solution for ¾- and 1-ton full-size pickups, preserves the strength and functionality of pick-ups and LCVs without compromising payload or towing capabilities.

EtelligentCommand, the latest in this revolutionary suite of products, offers improved electric range with uncompromised performance for plug-in hybrids.

Driver Monitoring System

We develop state-of-the-art technology by combining our expertise in cameras, mirrors, software and integration.

Magna's industry-first driver and occupant monitoring system won a high-volume, global award from a German automaker and arrives ahead of Euro NCAP and General Safety Regulation mandates.

The technology, which hits the market in 2024, addresses concerns about distracted driving.

MAGNA INTERNATIONAL INC.
Management’s Discussion and
Analysis of Results of Operations
and Financial Position
December 31, 2021
Unless otherwise noted, all amounts in this Management’s Discussion and Analysis of Results of Operations and Financial Position [“MD&A”] are in U.S. dollars and all tabular amounts are in millions of U.S. dollars, except per share figures, which are in U.S. dollars. When we use the terms “we”, “us”, “our” or “Magna”, we are referring to Magna International Inc. and its subsidiaries and jointly controlled entities, unless the context otherwise requires.
This MD&A should be read in conjunction with the audited consolidated financial statements and MD&A for the year ended December 31, 2021 included in our 2021 Annual Report to Shareholders.
This MD&A may contain statements that are forward looking. Refer to the “Forward-Looking Statements” section in this MD&A for a more detailed discussion of our use of forward-looking statements.
This MD&A has been prepared as at March 3, 2022.
MAGNA INTERNATIONAL INC.   1

USE OF NON-GAAP FINANCIAL MEASURES
In addition to results presented in accordance with accounting principles generally accepted in the United States of America [“U.S. GAAP”], this report includes the use of Adjusted earnings (loss) before interest and taxes [“Adjusted EBIT”], Adjusted EBIT as a percentage of sales, Adjusted diluted earnings per share, Return on Invested Capital, Adjusted Return on Invested Capital and Return on Equity [collectively, the “Non-GAAP Measures”]. We believe these non-GAAP financial measures provide additional information that is useful to investors in understanding our underlying performance and trends through the same financial measures employed by our management. Readers should be aware that Non-GAAP Measures have no standardized meaning under U.S. GAAP and accordingly may not be comparable to the calculation of similar measures by other companies. We believe that Return on Invested Capital and Return on Equity are useful to both management and investors in their analysis of our results of operations and reflect our ability to generate returns. Similarly, we believe that Adjusted EBIT, Adjusted EBIT as a percentage of sales, Adjusted diluted earnings per share and Adjusted Return on Invested Capital provide useful information to our investors for measuring our operational performance as they exclude certain items that are not reflective of ongoing operating profit and facilitate a comparison with prior periods. The presentation of any Non-GAAP Measures should not be considered in isolation or as a substitute for our related financial results prepared in accordance with U.S. GAAP. Non-GAAP financial measures are presented together with the most directly comparable U.S. GAAP financial measure, and a reconciliation to the most directly comparable U.S. GAAP financial measure, can be found in the “Non-GAAP Financial Measures Reconciliation” section of this MD&A.
HIGHLIGHTS
PRODUCTION
•
Throughout 2021, the automotive industry experienced supply constraints, in particular semiconductor chip shortages, which negatively impacted global light vehicle production. Largely due to the supply constraints, our customers’ production schedules were at times unpredictable, causing labour and other operational inefficiencies at our facilities. Our results in 2021 were also negatively impacted by inflationary cost increases in production inputs including commodities, labour and freight.

•
During 2020, COVID-19 had a significant impact on the automotive industry and our business, largely as a result of the unprecedented, industry-wide production suspensions in the first half of 2020.

SALES & EARNINGS
•
Global light vehicle production increased 4% in 2021, including an increase of 1% in North America and a decrease of 3% in Europe, our two largest markets. In addition, light vehicle production increased 5% in China.

•
Total sales increased 11% to $36.2 billion, compared to $32.6 billion in 2020, primarily reflecting the launch of new programs, the net strengthening of foreign currencies against the U.S. dollar, net business combinations, higher global light vehicle production and higher assembly volumes.

•
Diluted earnings per share were $5.00 in 2021, compared to $2.52 in 2020. The increase in earnings was primarily due to higher contribution on higher sales, partially offset by the factors discussed below under “Results of Operations – Earnings Per Share”.

•
We recorded $101 million in restructuring and impairment charges in 2021. These and other factors included in Other expense, net in 2021 are discussed under “Results of Operations – Other Expense, Net”.

•
Adjusted diluted earnings per share were $5.13, compared to $3.95 in 2020.

CASH & CAPITAL
•
Cash from operating activities was $2.9 billion, compared to $3.3 billion in 2020, largely reflecting an investment in operating assets and liabilities in 2021 compared to generation of cash from operating assets and liabilities in 2020. Our increase in net income was partially offset by lower items not involving current cash flows, in particular the non-cash impairment charges recorded in 2020.

•
We continued to invest in our business, including:

·
$1.4 billion for fixed assets;

·
$517 million associated with the formation of a new joint venture with LG Electronics [“LG”];

·
$403 million in investment and other asset spending; and

·
$81 million for public and private equity investments, acquisitions and business combinations.

•
We returned over $1 billion to shareholders in 2021 through $517 million in share repurchases and $514 million in dividends.

•
Our Board of Directors increased our quarterly dividend by 5% to $0.45 per share reflecting its continued confidence in Magna’s future.

STRATEGIC UPDATES – ELECTRIFICATION, NEW OEMS AND ADAS
•
Electrification – we continue to advance our position in electrification in order to capitalize on the global shift towards vehicle electrification, including:

·
Completing our joint venture transaction with LG to manufacture e-motors, inverters and on-board chargers, as well as complete e-drive systems for certain automakers.

·
Winning two additional integrated e-drive programs, including both primary and secondary drive systems.

·
Being awarded a new program from Daimler for a family of dual-clutch transmissions, including hybrid variants.

·
Launching our first battery enclosures business for General Motors on a new electric vehicle model.

2   ANNUAL REPORT 2021

•
New OEMs – the global shift to electrification has fostered the emergence of a number of new, electric vehicle [“EV”] focused OEMs. We continue to pursue opportunities and grow our business with such OEMs. Achievements include:

·
The launch of the Arcfox α-S, the second vehicle in BJEV’s Arcfox brand, in our complete vehicle manufacturing joint venture operation with BJEV.

·
Reaching the second milestone in our cooperation with Fisker Inc. [“Fisker”], signing a long-term manufacturing agreement for the production of the Fisker Ocean SUV at our assembly facility in Graz, Austria. Manufacturing is scheduled to begin in November of 2022.

•
ADAS – we continue to progress with developing our advanced driver assistance systems business, as evidenced by:

·
The award of a new program for advanced front cameras from a European-based global OEM.

·
The addition of more than 120 employees from Optimus Ride, to enhance Magna’s capabilities in ADAS.

·
The award of an industry-first integrated driver and occupant monitoring system with a German-based automaker.

ACQUISITIONS AND DIVESTITURES
•
We disposed of three Body Exteriors & Structures operations based in Germany.

•
We reached a binding agreement to dispose of our seating operations in Brazil.

•
We acquired Klein Automotive, a metalforming operation in the Czech Republic.

•
In July, we entered an agreement for the acquisition of Veoneer, Inc. [“Veoneer”]. Subsequent to our agreement, Qualcomm Incorporated [“Qualcomm”] made a separate proposal to acquire Veoneer. In October, the Board of Directors of Veoneer determined that the proposal by Qualcomm to acquire Veoneer was a superior proposal considering the terms of the merger agreement between us and Veoneer. Consequently, Veoneer terminated its merger agreement with us.

LEADERSHIP
•
Our Board approved the following management changes effective January 1, 2022:

·
Vince Galifi, previously Executive Vice President and Chief Financial Officer was appointed as President.

·
Pat McCann, previously Senior Vice-President, Finance was promoted to Executive Vice-President and Chief Financial Officer.

·
Anton Mayer, previously Executive Vice-President, Research & Development was promoted to Executive Vice-President and Chief Technology Officer.

OTHER
•
We committed to achieving carbon neutrality in our operations (Scope 1 and 2) in Europe by 2025 and globally by 2030.

OVERVIEW
OUR BUSINESS(1)
Magna is more than one of the world’s largest suppliers in the automotive space. We are a mobility technology company with a global, entrepreneurial-minded team of over 158,000 employees(2) and an organizational structure designed to innovate like a startup. With 60+ years of expertise, and a systems approach to design, engineering and manufacturing that touches nearly every aspect of the vehicle, we are positioned to support advancing mobility in a transforming industry. Our global network includes 343 manufacturing operations and 91 product development, engineering and sales centres spanning 28 countries. Our common shares trade on the Toronto Stock Exchange (MG) and the New York Stock Exchange (MGA).
FORWARD-LOOKING STATEMENTS
Certain statements in this MD&A may constitute “forward-looking information” or “forward-looking statements” (collectively, “forward-looking statements”). Any such forward-looking statements are intended to provide information about management’s current expectations and plans and may not be appropriate for other purposes. Forward-looking statements may include financial and other projections, as well as statements regarding our future plans, strategic objectives or economic performance, or the assumptions underlying any of the foregoing, and other statements that are not recitations of historical fact. We use words such as “may”, “would”, “could”, “should”, “will”, “likely”, “expect”, “anticipate”, “believe”, “intend”, “plan”, “aim”, “forecast”, “outlook”, “project”, “estimate”, “target” and similar expressions suggesting future outcomes or events to identify forward-looking statements.
Forward-looking statements in this document include, but are not limited to, statements relating to: our ability to capitalize on growth in vehicle electrification and ADAS; our ability to capitalize on opportunities with new electric vehicle focused OEMs; our carbon neutrality commitments.
(1)
Manufacturing operations, product development, engineering and sales centres include certain operations accounted for under the equity method.

(2)
Number of employees includes over 149,000 employees at our wholly owned or controlled entities and over 9,000 employees at certain operations accounted for under the equity method.

MAGNA INTERNATIONAL INC.   3

Forward-looking statements are based on information currently available to us, and are based on assumptions and analyses made by us in light of our experience and our perception of historical trends, current conditions and expected future developments, as well as other factors we believe are appropriate in the circumstances. While we believe we have a reasonable basis for making any such forward-looking statements, they are not a guarantee of future performance or outcomes. Whether actual results and developments conform to our expectations and predictions is subject to a number of risks, assumptions and uncertainties, many of which are beyond our control, and the effects of which can be difficult to predict, including the risk factors which are described later in this MD&A.
INDUSTRY TRENDS
Our operating results are primarily dependent on the levels of North American, European and Chinese car and light truck production by our customers. While we supply systems and components to every major original equipment manufacturer [“OEM”], we do not supply systems and components for every vehicle, nor is the value of our content consistent from one vehicle to the next. As a result, customer and program mix relative to market trends, as well as the value of our content on specific vehicle production programs, are also important drivers of our results.
Ordinarily, OEM production volumes are aligned with vehicle sales levels and thus affected by changes in such levels. Aside from vehicle sales levels, production volumes are typically impacted by a range of factors, including: general economic and political conditions; labour disruptions; free trade arrangements; tariffs; relative currency values; commodities prices; supply chain and infrastructure; availability and relative cost of skilled labour; regulatory considerations, including those related to environmental emissions and safety standards; and other factors. Additionally, COVID-19 can impact vehicle production volumes, including through: mandatory stay-at-home orders which restrict production; elevated employee absenteeism; and supply chain disruptions, such as the semiconductor chip shortage currently impacting global vehicle production volumes.
Overall vehicle sales levels are significantly affected by changes in consumer confidence levels, which may in turn be impacted by consumer perceptions and general trends related to the job, housing and stock markets, as well as other macroeconomic and political factors. Other factors which typically impact vehicle sales levels and thus production volumes include: interest rates and/or availability of credit; fuel and energy prices; relative currency values; regulatory restrictions on use of vehicles in certain megacities; and other factors. Additionally, COVID-19 can impact vehicle sales through: mandatory stay-at-home orders which restrict operations of car dealerships, as well as through a deterioration of consumer confidence.
While the foregoing economic, political and other factors are part of the general context in which the global automotive industry operates, there were a number of significant industry trends that impacted us during 2021, including:
•
supply chain disruptions, including the global shortage of semiconductor chips that materially affected global automotive production volumes, as well as shortages of certain commodities;

•
operational inefficiencies related to “start-stop” production due to semiconductor chip and other supply disruptions at our customers’ facilities;

•
the COVID-19 pandemic, including the impact of shipping capacity constraints, and labour shortages in the value chain;

•
inflationary price increases in the value chain;

•
energy supply disruptions, including unplanned production shutdowns of some of our, our sub-suppliers’ and customers’ manufacturing facilities in China due to electricity rationing.

We continue to implement a business strategy which is rooted in our best assessment as to the rate and direction of change in the automotive industry, including with respect to trends related to vehicle electrification and advanced driver assistance systems, as well as future mobility business models. Our short and medium-term operational success, as well as our ability to create long-term value through our business strategy, are subject to a number of risks and uncertainties which are discussed later in this MD&A.
RESULTS OF OPERATIONS
AVERAGE FOREIGN EXCHANGE

	2021	2020	Change
1 Canadian dollar equals U.S. dollars	0.798	0.746	+7%
1 euro equals U.S. dollars	1.183	1.141	+4%
1 Chinese renminbi equals U.S. dollars	0.155	0.145	+7%

The preceding table reflects the average foreign exchange rates between the most common currencies in which we conduct business and our U.S. dollar reporting currency.
The results of operations for which the functional currency is not the U.S. dollar are translated into U.S. dollars using the average exchange rates for the relevant period. Throughout this MD&A, reference is made to the impact of translation of foreign operations on reported U.S. dollar amounts where relevant.
4   ANNUAL REPORT 2021

LIGHT VEHICLE PRODUCTION VOLUMES
Our operating results are mostly dependent on light vehicle production in the regions reflected in the table below:
Light Vehicle Production Volumes (thousands of units)
	2021			2020			Change

	North America	Europe	China	North America	Europe	China	North America	Europe	China
For the three months ended:
March 31	3,753	4,902	6,048	3,777	4,699	3,222	–1%	+4%	+88%
June 30	3,212	4,111	5,715	1,241	2,083	5,839	+159%	+97%	–2%
September 30	2,931	3,051	5,467	3,945	4,276	6,265	–26%	–29%	–13%
December 31	3,249	3,894	7,272	4,040	5,396	8,101	–20%	–28%	–10%
Full Year	13,145	15,958	24,502	13,003	16,454	23,427	+1%	–3%	+5%

Overall, global light vehicle production increased 4% in 2021, however, both 2020 and 2021 were impacted by significant global events which led to significant variability in production volumes throughout both years. Light vehicle production volumes were severely impacted by COVID-19 pandemic related production shutdowns in the first half of 2020, while the second half of 2020 saw a strong rebound. In each of the first three quarters of 2021 there was sequential weakening of light vehicle production volumes as the semiconductor chip shortage became progressively worse. The fourth quarter of 2021 saw some sequential recovery, however global production volumes were still lower compared to the fourth quarter of 2020.
RESULTS OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2021
SALES
Sales
Sales increased 11% or $3.59 billion to $36.24 billion for 2021 compared to $32.65 billion for 2020 primarily as a result of higher global light vehicle production and higher assembly volumes, including the negative impact of the COVID-19 pandemic during 2020 partially offset by the negative impact of production disruptions due to semiconductor chip shortages during 2021. In addition, sales increased due to:
•
the launch of programs during or subsequent to 2020;

•
the net strengthening of foreign currencies against the U.S. dollar, which increased reported U.S. dollar sales by $983 million; and

•
net business combinations during 2021 which increased sales by $942 million.

These factors were partially offset by:
•
the end of production of certain programs; and

•
net customer price concessions subsequent to 2020.

COST OF GOODS SOLD

	2021	2020	Change
Material	$21,817	$19,750	$2,067
Direct labour	2,781	2,498	283
Overhead	6,499	5,959	540
Cost of goods sold	$31,097	$28,207	$2,890

MAGNA INTERNATIONAL INC.   5

Cost of goods sold increased $2.89 billion to $31.10 billion for 2021 compared to $28.21 billion for 2020, primarily due to:
•
higher material, direct labour and overhead associated with higher sales;

•
the net strengthening of foreign currencies against the U.S. dollar, which increased reported U.S. dollar cost of goods sold by $833 million;

•
net business combinations during 2021;

•
higher commodity, freight and energy costs in proportion to sales;

•
higher labour and other operational inefficiencies in proportion to sales due to the unpredictability of our customers’ production schedules in 2021; and

•
higher launch costs.

These factors were partially offset by:
•
cost savings and operating efficiencies, including as a result of implemented restructuring actions;

•
lower net application engineering costs related to three upcoming ADAS program launches; and

•
lower net warranty costs of  $83 million.

DEPRECIATION AND AMORTIZATION
Depreciation and amortization increased $146 million to $1.51 billion for 2021 compared to $1.37 billion for 2020 primarily due to:
•
net business combinations during 2021 which increased depreciation and amortization by $45 million;

•
the net strengthening of foreign currencies against the U.S. dollar, which increased reported U.S. dollar depreciation and amortization by $42 million; and

•
increased capital deployed at new and existing facilities to support the launch of programs subsequent to 2020.

SELLING, GENERAL AND ADMINISTRATIVE [“SG&A”]
SG&A expense increased $130 million to $1.72 billion for 2021 compared to $1.59 billion for 2020, primarily as a result of:
•
a $45 million provision on an engineering services contract with the automotive unit of Evergrande in our Complete Vehicles segment;

•
the net strengthening of foreign currencies against the U.S. dollar, which increased reported U.S. dollar SG&A expense by $44 million;

•
net business combinations during 2021 which increased SG&A by $44 million;

•
higher consulting costs;

•
higher labour and benefit costs;

•
costs incurred at new facilities; and

•
higher incentive compensation and employee profit sharing due to improved financial performance.

These factors were partially offset by:
•
a favourable value-added tax settlement in Brazil during 2021;

•
transactional foreign exchange gains in 2021 compared to transactional foreign exchange losses in 2020; and

•
higher royalty and licencing income.

INTEREST EXPENSE, NET
Net interest expense decreased $8 million to $78 million for 2021 compared to $86 million for 2020 primarily as a result of interest income recognized on a favourable value-added tax settlement in Brazil during 2021 and interest earned on higher cash balances, partially offset by an increase in long-term borrowings due to the issuance of  $750 million of 2.45% fixed rate Senior notes during the second quarter of 2020.
EQUITY INCOME
Equity income decreased $41 million to $148 million for 2021 compared to $189 million for 2020, primarily as a result of the reorganization of certain transmission joint ventures which resulted in these entities no longer being equity-accounted for, and net business combinations during 2021, partially offset by earnings on higher sales at certain other equity-accounted entities.
OTHER EXPENSE, NET

	2021	2020
Restructuring and impairments(1)	$101	$269
Net losses (gains) on investments(2)	2	(32)
Merger agreement termination fee(3)	(100)	–
Gain on business combinations(4)	(40)	–
Loss on sale of business(5)	75	–
Impairments and loss on sale of equity-accounted investments(6)	–	347
Other expense, net	$38	$584

6   ANNUAL REPORT 2021

(1)
Restructuring and impairments

For the year ended December 31, 2021, we recorded restructuring and impairment charges of  $67 million [$52 million after tax] in our Power & Vision segment, $18 million [$17 million after tax] in our Seating Systems segment and $16 million [$14 million after tax] in our Body Exteriors & Structures segment.
During 2020, we recorded restructuring and impairment charges of  $123 million [$118 million after tax] in our Body Exteriors & Structures segment, $115 million [$90 million after tax] in our Power & Vision segment and $31 million [$29 million after tax] in our Seating Systems segment. Of the total charges, $168 million was related to restructuring plans implemented by us to right-size our business in response to the impact that COVID-19 was expected to have on vehicle production volumes over the short to medium term. These restructuring plans included plant closures and workforce reductions which were substantially completed by December 31, 2021.
(2)
Net losses (gains) on investments

For the year ended December 31, 2021, we recorded unrealized losses of  $6 million [$12 million after tax] on the revaluation of public and private equity investments and unrealized gains of  $4 million [$3 million after tax] related to the revaluation of public company warrants.
During 2020, we recorded unrealized gains of  $34 million [$29 million after tax] on the revaluation of our private equity investments and a non-cash impairment charge of  $2 million [$2 million after tax] related to a private equity investment, which was included in our Corporate segment.
(3)
Merger agreement termination fee

In the fourth quarter of 2021, Veoneer, Inc. [“Veoneer”] terminated its merger agreement with us. In connection with the termination of the merger agreement, Veoneer paid us a termination fee which, net of our associated transaction costs, amounted to $100 million [$75 million after tax].
(4)
Gain on business combinations

During 2021, we acquired a 65% equity interest and a controlling financial interest in Chongqing Hongli Zhixin Scientific Technology Development Group LLC. [“Hongli”]. The acquisition included an additional 15% equity interest in two entities that we previously equity accounted for. On the change in basis of accounting we recognized a $22 million gain [$22 million after tax].
During 2021, substantially all of the assets of our European joint venture with Ford Motor Company [“Ford”], Getrag Ford Transmission GmbH [“GFT”], were distributed to either Ford or us, which resulted in us recording a gain of  $18 million [$18 million after tax]. As part of the distribution, we received GFT’s non-controlling interest in a Chinese joint venture, a facility in Europe and cash.
See Note 5, “Business Combinations”, to the consolidated financial statements included in this Report.
(5)
Loss on sale of business

During 2021, we sold three Body Exteriors & Structures operations in Germany. Under the terms of the arrangement, we provided the buyer with $41 million of funding, resulting in a loss on disposal of  $75 million [$75 million after tax].
(6)
Impairments and loss on sale of equity-accounted investments

The following table summarizes the impairment charges and loss on sale recorded for certain investments in our Power & Vision segment in 2020:
Impairment of Getrag (Jiangxi) Transmission Co., Ltd. [“GJT”](i)	$337
Loss on sale and impairment of Dongfeng Getrag Transmission Co. Ltd. [“DGT”](ii)	10
Total impairments and loss on sale of equity-accounted investments	347
Tax effect on Other Expense, net	(53)
Loss attributable to non-controlling interests	(75)
Non-cash impairment charge included in Net income attributable to Magna International Inc.	$219

(i)
An impairment for GJT was recorded based on pricing pressure in the China market as well as declines in volume and sales projections for the foreseeable future. In the fourth quarter of 2020, the governing documents related to GJT were revised, providing us with a controlling financial interest and as a result, we began consolidating GJT on December 29, 2020. See Note 5, “Business Combinations”, to the consolidated financial statements included in this Report.

(ii)
During 2020, we recorded a $10 million [$10 million after tax] loss on the sale of our 50% interest in DGT.

MAGNA INTERNATIONAL INC.   7

INCOME FROM OPERATIONS BEFORE INCOME TAXES
Income from operations before income taxes was $1.95 billion for 2021 compared to $1.01 billion for 2020. This $942 million increase is a result of the following changes, each as discussed above:

	2021	2020	Change
Sales	$36,242	$32,647	$3,595
Costs and expenses
Cost of goods sold	31,097	28,207	2,890
Depreciation and amortization	1,512	1,366	146
Selling, general & administrative	1,717	1,587	130
Interest expense, net	78	86	(8)
Equity income	(148)	(189)	41
Other expense, net	38	584	(546)
Income from operations before income taxes	$1,948	$1,006	$942

INCOME TAXES

	2021		2020
Income taxes as reported	$395	20.3%	$329	32.7%
Tax effect on Other expense, net	(14)	(1.1)	80	(7.0)
Adjustments to Deferred Tax Valuation Allowances	13	0.6	–	–
	$394	19.8%	$409	25.7%

During 2021 we recorded adjustments to valuation allowances against our deferred tax assets. As a result of a restructuring in Germany and unrealized capital gains in Canada we released a portion of our valuation allowances. These effects were partially offset by new valuation allowances against deferred tax assets in the Czech Republic and Italy due to cumulative losses in recent years. The net effect of these adjustments was a reduction in income tax expense of  $13 million [“Adjustments to Deferred Tax Valuation Allowances”].
Excluding the tax effect on Other expense, net, and the Adjustments to Deferred Tax Valuation Allowances our effective income tax rate decreased to 19.8% for 2021 compared to 25.7% for 2020 primarily as a result of:
•
higher favourable changes in our reserves for uncertain tax positions;

•
lower losses not benefited in Europe and South America;

•
lower accrued tax on undistributed foreign earnings; and

•
an increase in research and development credits.

These factors were partially offset by an unfavourable re-measurement of deferred tax assets of a China subsidiary.
(INCOME) LOSS ATTRIBUTABLE TO NON-CONTROLLING INTERESTS
Income attributable to non-controlling interests was $39 million for 2021 compared to a loss attributable to non-controlling interests of  $80 million for 2020. This $119 million change was substantially due to an impairment charge attributable to non-controlling interests of  $75 million recorded in 2020 and a $28 million increase as a result of consolidating certain transmission joint ventures that were previously equity-accounted for. In addition, improved net income at our non-wholly owned operations in China and the acquisition of Hongli during 2021 contributed to this increase.
NET INCOME ATTRIBUTABLE TO MAGNA INTERNATIONAL INC.
Net income attributable to Magna International Inc. increased $757 million to $1.514 billion for 2021 compared to $757 million for 2020 as a result of an increase in income from operations before income taxes of  $942 million, partially offset by an increase of  $119 million in income attributable to non-controlling interests and an increase in income taxes of  $66 million.
8   ANNUAL REPORT 2021

EARNINGS PER SHARE
Diluted earnings per share	Adjusted diluted earnings per share

	2021	2020	% Change
Earnings per Common Share
Basic	$5.04	$2.52	+100%
Diluted	$5.00	$2.52	+98%
Weighted average number of Common Shares outstanding (millions)
Basic	300.6	299.7	–
Diluted	302.8	300.4	+1%
Adjusted diluted earnings per share	$5.13	$3.95	+30%

Diluted earnings per share was $5.00 for 2021 compared to $2.52 for 2020. The $2.48 increase was substantially a result of higher net income attributable to Magna International Inc., as discussed above, partially offset by an increase in the weighted average number of diluted shares outstanding during 2021. The increase in the weighted average number of diluted shares outstanding was primarily due to the exercise of stock options during or subsequent to 2020 and an increase in diluted shares related to outstanding stock options as a result of the increase in our share price. This increase was partially offset by the purchase and cancellation of Common Shares, during or subsequent to 2020, pursuant to our normal course issuer bids.
Other expense, net, after tax, and Adjustments to Deferred Tax Valuation Allowances negatively impacted diluted earnings per share by $0.13 in 2021, and $1.43 in 2020, respectively, as discussed in the “Other expense, net”, “Income Taxes” and “(Income) loss attributable to non-controlling interests” sections above.
Adjusted diluted earnings per share, as reconciled in the “Non-GAAP Financial Measures Reconciliation” section, was $5.13 for 2021 compared to $3.95 for 2020, an increase of  $1.18.
NON-GAAP PERFORMANCE MEASURES
FOR THE YEAR ENDED DECEMBER 31, 2021
ADJUSTED EBIT AS A PERCENTAGE OF SALES
Adjusted EBIT as a percentage of sales
The table below shows the change in Magna’s Sales and Adjusted EBIT by segment and the impact each segment’s changes have on Magna’s Adjusted EBIT as a percentage of sales for 2021 compared to 2020:
	Sales	Adjusted EBIT	Adjusted EBIT as a percentage of sales
2020	$32,647	$1,676	5.1%
Increase (decrease) related to:
Body Exteriors & Structures	927	3	–0.1%
Power & Vision	1,620	243	+0.4%
Seating Systems	436	45	+ 0.1%
Complete Vehicles	691	13	–0.1%
Corporate and Other	(79)	84	+0.3%
2021	$36,242	$2,064	5.7%
MAGNA INTERNATIONAL INC.   9

Adjusted EBIT as a percentage of sales increased to 5.7% for 2021 compared to 5.1% for 2020, primarily due to:
•
the negative impact of the COVID-19 pandemic in 2020;

•
cost savings and operating efficiencies, including as a result of implemented restructuring actions;

•
lower net application engineering costs related to three upcoming ADAS program launches;

•
lower net warranty costs;

•
higher tooling contribution; and

•
amortization related to the initial value of public company warrants.

These factors were partially offset by:
•
the negative impact of production disruptions due to semiconductor chip shortages during 2021, including higher labour and other operational inefficiencies as a result of the unpredictability of our customers’ production schedules;

•
higher production costs in proportion to sales, including commodity, freight and energy costs;

•
the benefit of COVID-19 related government employee support programs during 2020;

•
higher launch costs;

•
a provision on an engineering services contract with the automotive unit of Evergrande in our Complete Vehicles segment;

•
higher employee profit sharing and incentive compensation due to improved financial performance;

•
higher pre-operating costs incurred at new facilities;

•
a favourable engineering program resolution in 2020 in our Complete Vehicle segment; and

•
net customer price concessions subsequent to 2020.

RETURN ON INVESTED CAPITAL
Adjusted Return on Invested Capital	Return on Invested Capital

Adjusted Return on Invested Capital increased to 10.3% for 2021 compared to 7.9% for 2020 as a result of an increase in Adjusted After-tax operating profits partially offset by higher Average Invested Capital. Other expense, net, after tax and Adjustments to Deferred Tax Valuation Allowances negatively impacted Return on Invested Capital by 0.2% in 2021 and by 3.2% in 2020.
Average Invested Capital increased $161 million to $16.01 billion 2021 compared to $15.84 billion for 2020 primarily due to:
•
the net strengthening of foreign currencies against the U.S. dollar;

•
net business combinations during 2021;

•
recognition of the initial value and subsequent revaluation of the vested portion of the public company warrants in 2021; and

•
investments in and favourable revaluations of certain public and private equity investments.

These factors were partially offset by:
•
a decrease in average non-cash working capital;

•
average depreciation expense on fixed assets in excess of our average investment in fixed assets; and

•
the impairment of assets recorded during 2020.

RETURN ON EQUITY
Return on Equity
Return on Equity was 12.5% for 2021 compared to 7.0% for 2020. This increase was due to higher net income attributable to Magna, partially offset by higher average shareholders’ equity. Other expense, net, after tax and Adjustments to Deferred Tax Valuation Allowances negatively impacted Return on Equity by 0.3% in 2021 and by 4.0% in 2020.
10   ANNUAL REPORT 2021

SEGMENT ANALYSIS
We are a global supplier in the automotive space. Our systems approach to design, engineering and manufacturing touches nearly every aspect of the vehicle, including body and chassis structures, exterior systems and modules, trim and engineered glass, active aerodynamics, energy storage systems, electrified and conventional powertrain technologies, powertrain subsystems and components, ADAS and automated driving, control modules, mechatronics, mirrors and overhead consoles, lighting, complete seats, seating structural products, seat foam and seat trim. We also have complete vehicle engineering and contract manufacturing expertise.
Our reporting segments are: Body Exteriors & Structures; Power & Vision; Seating Systems; and Complete Vehicles.
	Sales			Adjusted EBIT

	2021	2020	Change	2021	2020	Change
Body Exteriors & Structures	$14,477	$13,550	$927	$820	$817	$3
Power & Vision	11,342	9,722	1,620	738	495	243
Seating Systems	4,891	4,455	436	152	107	45
Complete Vehicles	6,106	5,415	691	287	274	13
Corporate and Other	(574)	(495)	(79)	67	(17)	84
Total reportable segments	$36,242	$32,647	$3,595	$2,064	$1,676	$388

BODY EXTERIORS & STRUCTURES

	2021	2020	Change
Sales	$14,477	$13,550	$927	+7%
Adjusted EBIT	$820	$817	$3	–
Adjusted EBIT as a percentage of sales	5.7%	6.0%		–0.3%

Sales
Sales – Body Exteriors & Structures
Sales increased 7% or $927 million to $14.48 billion for 2021 compared to $13.55 billion for 2020, primarily as a result of higher global light vehicle production, including the negative impact of the COVID-19 pandemic during 2020 partially offset by production disruptions due to semiconductor chip shortages during 2021. In addition, sales increased due to:
•
the launch of programs during or subsequent to 2020, including the:

·
Ford Bronco Sport;

·
GM full-size SUV’s;

·
Jeep Grand Cherokee L; and

·
Ford Mustang Mach E; and

•
the net strengthening of foreign currencies against the U.S. dollar, which increased reported U.S. dollar sales by $354 million.

These factors were partially offset by:
•
the end of production of certain programs;

MAGNA INTERNATIONAL INC.   11

•
the sale of three operations in Germany during 2021, which decreased sales by $220 million; and

•
net customer price concessions subsequent to 2020.

Adjusted EBIT	Adjusted EBIT as a percentage of sales

Adjusted EBIT and Adjusted EBIT as a percentage of sales – Body Exteriors & Structures
Adjusted EBIT increased $3 million to $820 million for 2021 compared to $817 million for 2020 while Adjusted EBIT as a percentage of sales decreased to 5.7% compared to 6.0%. Adjusted EBIT was higher primarily as a result of earnings on higher sales. Excluding this factor, Adjusted EBIT and Adjusted EBIT as a percentage of sales were lower primarily due to:
•
the negative impact of production disruptions due to semiconductor chip shortages during 2021, including higher labour and other operational inefficiencies as a result of the unpredictability of our customers’ production schedules;

•
higher launch costs;

•
higher pre-operating costs incurred at new facilities;

•
higher production costs in proportion to sales, including freight and energy costs;

•
higher net unfavourable commercial items;

•
higher net warranty costs of  $23 million;

•
higher employee profit sharing and incentive compensation due to improved financial performance; and

•
net customer price concessions subsequent to 2020.

These factors were partially offset by:
•
cost savings and operating efficiencies, including as a result of implemented restructuring actions;

•
higher tooling contribution; and

•
the net strengthening of foreign currencies against the U.S. dollar, which had a favourable $22 million impact on reported U.S. dollar Adjusted EBIT.

POWER & VISION

	2021	2020	Change
Sales	$11,342	$9,722	$1,620	+17%
Adjusted EBIT	$738	$495	$243	+49%
Adjusted EBIT as a percentage of sales	6.5%	5.1%		1.4%

Sales
Sales – Power & Vision
Sales increased 17% or $1.62 billion to $11.34 billion for 2021 compared to $9.72 billion for 2020, primarily as a result of higher global light vehicle production, including the negative impact of the COVID-19 pandemic during 2020 partially offset by production disruptions due to semiconductor chip shortages during 2021. In addition, sales increased due to:
•
business combinations during 2021, which increased sales by $741 million;

12   ANNUAL REPORT 2021

•
the launch of programs during or subsequent to 2020, including the:

·
GM full-size SUV’s;

·
Jeep Grand Cherokee L;

·
Dongfeng T5 EVO; and

·
Renault Samsung XM3; and

•
the net strengthening of foreign currencies against the U.S. dollar, which increased reported U.S. dollar sales by $348 million.

These factors were partially offset by net customer price concessions subsequent to 2020.
Adjusted EBIT	Adjusted EBIT as a percentage of sales

Adjusted EBIT and Adjusted EBIT as a percentage of sales – Power & Vision
Adjusted EBIT increased $243 million to $738 million for 2021 compared to $495 million 2020 and Adjusted EBIT as a percentage of sales increased to 6.5% from 5.1%. Adjusted EBIT was higher primarily as a result of earnings on higher sales. In addition, Adjusted EBIT and Adjusted EBIT as a percentage of sales were higher primarily due to:
•
lower net warranty costs of  $106 million;

•
lower net application engineering costs related to three upcoming ADAS program launches;

•
cost savings and operating efficiencies, including as a result of implemented restructuring actions; and

•
the net strengthening of foreign currencies against the U.S. dollar, which had a favourable $32 million impact on reported U.S. dollar Adjusted EBIT.

These factors were partially offset by:
•
the negative impact of production disruptions due to semiconductor chip shortages during 2021, including higher labour and other operational inefficiencies as a result of the unpredictability of our customers’ production schedules;

•
higher production costs in proportion to sales, including commodity, freight and energy costs;

•
higher electrification spending;

•
business combinations during 2021, which negatively impacted Adjusted EBIT as a percentage of sales;

•
higher employee profit sharing and incentive compensation due to improved financial performance; and

•
net customer price concessions subsequent to 2020.

SEATING SYSTEMS

	2021	2020	Change
Sales	$4,891	$4,455	$436	+10%
Adjusted EBIT	$152	$107	$45	+42%
Adjusted EBIT as a percentage of sales	3.1%	2.4%		+0.7%

Sales
Sales – Seating Systems
Sales increased 10% or $436 million to $4.89 billion for 2021 compared to $4.46 billion for 2020, primarily due to:
•
the acquisition of Hongli during 2021 which increased sales by $426 million;

MAGNA INTERNATIONAL INC.   13

•
the launch of programs during or subsequent to 2020, including the:

·
Jeep Grand Cherokee L;

·
Skoda Enyaq; and

·
Chevrolet Bolt EUV; and

•
the net strengthening of foreign currencies against the U.S. dollar, which increased reported U.S. dollar sales by $66 million.

These factors were partially offset by:
•
an unfavourable mix of global light vehicle production including the negative impact of production disruptions due to semiconductor chip shortages during 2021 partially offset by the negative impact of the COVID-19 pandemic during 2020;

•
the end of production of certain programs; and

•
and net customer price concessions subsequent to 2020.

Adjusted EBIT	Adjusted EBIT as a percentage of sales

Adjusted EBIT and Adjusted EBIT as a percentage of sales – Seating Systems
The negative impact of production disruptions during 2021, including semiconductor chip shortages, was more pronounced in our Seating Systems segment compared to our other reporting segments due to the mix of programs impacted. Adjusted EBIT increased $45 million to $152 million for 2021 compared to $107 million for 2020 and Adjusted EBIT as a percentage of sales increased to 3.1% from 2.4%. Adjusted EBIT was higher primarily as a result of earnings on higher sales. In addition, Adjusted EBIT and Adjusted EBIT as a percentage of sales were higher primarily due to:
•
favourable commercial settlements during 2021;

•
the acquisition of Hongli during 2021;

•
cost savings and operating efficiencies, including as a result of implemented restructuring actions; and

•
productivity and efficiency improvements at certain underperforming facilities.

These factors were partially offset by:
•
the negative impact of production disruptions during 2021, including higher labour and other operational inefficiencies as a result of the unpredictability of our customers’ production schedules;

•
higher employee profit sharing and incentive compensation due to improved financial performance;

•
higher production costs in proportion to sales, including freight and energy costs;

•
higher launch costs; and

•
net customer price concessions subsequent to 2020.

COMPLETE VEHICLES

	2021	2020	Change
Complete Vehicle Assembly Volumes (thousands of units)(i)	125.6	109.5	16.1	+15%
Sales	$6,106	$5,415	$691	+13%
Adjusted EBIT	$287	$274	$13	+5%
Adjusted EBIT as a percentage of sales	4.7%	5.1%		–0.4%

(i)
Vehicles produced at our Complete Vehicle operations are included in Europe Light Vehicle Production volumes.

14   ANNUAL REPORT 2021

Sales	Complete Vehicle Volumes (thousands of units)

Sales – Complete Vehicles
Sales increased 13% or $691 million to $6.11 billion for 2021 compared to $5.42 billion for 2020 primarily as a result of a 15% increase in assembly volumes, including the negative impact of the COVID-19 pandemic in 2020 partially offset by the negative impact of production disruptions due to semiconductor chip shortages during 2021. In addition, sales were positively impacted by a $233 million increase in reported U.S. dollar sales as a result of the strengthening of the euro against the U.S. dollar.
Adjusted EBIT	Adjusted EBIT as a percentage of sales

Adjusted EBIT and Adjusted EBIT as a percentage of sales – Complete Vehicles
Adjusted EBIT increased $13 million to $287 million for 2021 compared to $274 million for 2020 while Adjusted EBIT as a percentage of sales decreased to 4.7% from 5.1%. Adjusted EBIT increased primarily due to higher earnings due to higher assembly volumes, net of contractual fixed cost recoveries on certain programs. Excluding this factor, Adjusted EBIT and Adjusted EBIT as a percentage of sales were lower primarily due to:
•
a $45 million provision on an engineering services contract with the automotive unit of Evergrande;

•
a favourable engineering program resolution in 2020;

•
higher production costs in proportion to sales, including freight and energy costs; and

•
higher employee profit sharing and incentive compensation due to improved financial performance.

These factors were partially offset by higher favourable government research and development incentives in 2021, higher margins on engineering programs, and the strengthening of the euro against the U.S. dollar, which had a favourable $12 million impact on reported U.S. dollar Adjusted EBIT.
CORPORATE AND OTHER
Adjusted EBIT was earnings of  $67 million for 2021 compared to a loss of  $17 million for 2020. The $84 million improvement was primarily the result of:
•
amortization related to the initial value of public company warrants;

•
lower incentive compensation and employee profit sharing;

•
lower transactional foreign exchange losses in 2021 compared to 2020;

•
lower labour and benefits;

•
an increase in fees received from our divisions; and

•
a loss on sale of assets during 2020.

MAGNA INTERNATIONAL INC.   15

FINANCIAL CONDITION, LIQUIDITY AND CAPITAL RESOURCES
OPERATING ACTIVITIES
Cash provided from operating activities

	2021	2020	Change
Net income	$1,553	$677
Items not involving current cash flows	1,576	1,976
	3,129	2,653	$476
Changes in operating assets and liabilities	(189)	625	(814)
Cash provided from operating activities	$2,940	$3,278	$(338)

Cash provided from operating activities
Comparing 2021 to 2020, cash provided from operating activities decreased $338 million. The negative impact of production disruptions due to semiconductor chip shortages during 2021, including higher labour and other operational inefficiencies as a result of the unpredictability of our customers’ production schedules resulted in lower cash generation than would be expected from the increase in production volumes. Specifically, we used $3.21 billion of additional cash for materials and overhead, $709 million for labour partially offset by collecting an additional $3.74 billion from our customers.
Changes in operating assets and liabilities
During 2021, we used $189 million for operating assets and liabilities, primarily as result of increased production inventory related to supply chain and customers disruptions.
These uses of cash were partially offset by:
•
an increase in accounts payable;

•
an increase in taxes payable; and

•
a decrease in production and other receivables as a result of lower operating activity in the month of December 2021 compared to the month of December 2020.

INVESTING ACTIVITIES
Cash used for investing activities
16   ANNUAL REPORT 2021

	2021	2020	Change
Fixed asset additions	$(1,372)	$(1,145)
Increase in investments, other assets and intangible assets	(403)	(331)
Increase in public and private equity investments	(68)	(132)
Fixed assets, investments, other assets and intangible assets additions	(1,843)	(1,608)
Increase in equity method investments	(517)	–
Funding provided on sale of business	(41)	9
Business combinations	(13)	91
Settlement of long-term receivable from non-consolidated joint venture	50	–
Proceeds from dispositions	81	108
Cash used for investing activities	$(2,283)	$(1,400)	$(883)

Cash used for investing activities in 2021 was $883 million higher compared to 2020, primarily due to $517 million used to fund the acquisition of a 49% non-controlling interest in LG Magna e-Powertrain Co., Ltd. [“LME”], a $235 million increase in fixed assets, investments, other assets and intangible assets, and $13 million net cash paid for business combinations in 2021 compared to $91 million in net cash received in 2020. These factors were partially offset by a $50 million cash receipt from a non-consolidated joint venture during 2021.
FINANCING ACTIVITIES

	2021	2020	Change
Issues of debt	$55	$854
Decrease in short-term borrowings	(101)	(31)
Repayments of debt	(121)	(140)
Issue of Common Shares on exercise of stock options	146	81
Tax withholdings on vesting of equity awards	(13)	(13)
Repurchase of Common Shares	(517)	(203)
Contributions to subsidiaries by non-controlling interests	8	18
Dividends paid to non-controlling interest	(49)	(18)
Dividends paid	(514)	(467)
Cash (used for) provided from financing activities	$(1,106)	$81	$(1,187)

The decrease in issues of debt relates primarily to the issuance of  $750 million of 2.45% fixed-rate Senior Notes during 2020.
During 2021 we repurchased 6.0 million Common Shares under normal course issuer bids for aggregate cash consideration of  $517 million. During 2020 we repurchased 5.1 million Common Shares under normal course issuer bids for aggregate cash consideration of  $203 million.
Cash dividends paid per Common Share were $1.72 for 2021, for a total of  $514 million compared to $1.60 for 2020, for a total of  $467 million.
FINANCING RESOURCES

	2021	2020	Change
Liabilities
Long-term debt due within one year	$455	$129
Current portion of operating lease liabilities	274	241
Long-term debt	3,538	3,973
Operating lease liabilities	1,406	1,656
	$5,673	$5,999	$(326)

Financial liabilities decreased $326 million to $5.67 billion as at December 31, 2021 primarily as a result of a reduction in operating lease liabilities. During 2021, $336 million of Senior Notes due December 15, 2022, was reclassified from long-term debt to long-term debt due within one year.
CASH RESOURCES
In 2021, our cash resources decreased by $426 million to $2.9 billion, primarily as a result of cash used for investing and financing activities, partially offset by cash provided from operating activities, as discussed above. In addition to our cash resources at December 31, 2021, we had term and
MAGNA INTERNATIONAL INC.   17

operating lines of credit totaling $3.8 billion, of which $3.5 billion was unused and available. On December 10, 2021, we amended our U.S. $750 million 364-day syndicated revolving credit facility, including an extension of the maturity date to December 9, 2022. The facility can be drawn in U.S. dollars or Canadian dollars. As of December 31, 2021, we had not borrowed any funds under this credit facility.
MAXIMUM NUMBER OF SHARES ISSUABLE
The following table presents the maximum number of shares that would be outstanding if all of the outstanding options at March 3, 2022 were exercised:
Common Shares	296,643,367
Stock options(i)	6,090,512
302,733,879

(i)
Options to purchase Common Shares are exercisable by the holder in accordance with the vesting provisions and upon payment of the exercise price as may be determined from time to time pursuant to our stock option plans.

CONTRACTUAL OBLIGATIONS
A purchase obligation is defined as an agreement to purchase goods or services that is enforceable and legally binding on us and that specifies all significant terms, including: fixed or minimum quantities to be purchased; fixed, minimum or variable price provisions; and the approximate timing of the transaction. Consistent with our customer obligations, substantially all of our purchases are made under purchase orders with our suppliers which are requirements based and accordingly do not specify minimum quantities. Other long-term liabilities are defined as long-term liabilities that are recorded on our consolidated balance sheet. Based on this definition, the following table includes only those contracts which include fixed or minimum obligations.
At December 31, 2021, we had contractual obligations requiring annual payments as follows:
	2022	2023- 2024	2025- 2026	Thereafter	Total
Operating leases	$300	$502	$381	$835	$2,018
Long-term debt	455	1,460	651	1,427	3,993
Unconditional purchase obligations:
Materials and services	2,407	573	477	13	3,470
Capital	1,028	189	64	31	1,312
Total contractual obligations	$4,190	$2,724	$1,573	$2,306	$10,793
Our unfunded obligations with respect to employee future benefit plans, which have been actuarially determined, were $651 million at December 31, 2021. These obligations are as follows:
	Pension Liability	Retirement Liability	Termination and Long Service Arrangements	Total
Projected benefit obligation	$689	$27	$467	$1,183
Less plan assets	(532)	–	–	(532)
Unfunded amount	$157	$27	$467	$651
Foreign Currency Activities
Our North American operations negotiate sales contracts with OEMs for payment in U.S. dollars, Canadian dollars and Mexican pesos. Materials and equipment are purchased in various currencies depending upon competitive factors, including relative currency values. Our North American operations use labour and materials which are paid for in U.S. dollars, Canadian dollars and Mexican pesos. Our Mexican operations generally use the U.S. dollar as the functional currency.
Our European operations negotiate sales contracts with OEMs for payment principally in euros. Our European operations’ material, equipment and labour are paid for principally in euros and U.S. dollars.
Our Asian operations negotiate sales contracts with OEMs for payment principally in Chinese renminbi. Our Asian operations’ material, equipment and labour are paid for principally in Chinese renminbi.
We employ hedging programs, primarily through the use of foreign exchange forward contracts, in an effort to manage our foreign exchange exposure, which arises when manufacturing facilities have committed to the delivery of products for which the selling price or material purchases have been quoted in foreign currencies and for labour in countries where their local currency is not their functional currency. These commitments represent our contractual obligations to deliver products over the duration of the product programs, which can last a number of years. The amount and timing of the
18   ANNUAL REPORT 2021

forward contracts will be dependent upon a number of factors, including anticipated production delivery schedules and anticipated production costs, which may be paid in the foreign currency. Despite these measures, significant long-term fluctuations in relative currency values, in particular a significant change in the relative values of the U.S. dollar, Canadian dollar, euro, Chinese renminbi and Mexican peso, could have an adverse effect on our profitability and financial condition (as discussed throughout this MD&A).
NON-GAAP FINANCIAL MEASURES RECONCILIATION
The reconciliation of Non-GAAP financial measures is as follows:
ADJUSTED EBIT

	2021	2020
Net Income	$1,553	$677
Add:
Interest Expense, net	78	86
Other Expense, net	38	584
Income Taxes	395	329
Adjusted EBIT	$2,064	$1,676

ADJUSTED EBIT AS A PERCENTAGE OF SALES

	2021	2020
Sales	$36,242	$32,647
Adjusted EBIT	$2,064	$1,676
Adjusted EBIT as a percentage of sales	5.7%	5.1%

ADJUSTED DILUTED EARNINGS PER SHARE

	2021	2020
Net income attributable to Magna International Inc.	$1,514	$757
Add:
Other Expense, net	38	584
Tax effect on Other Expense, net	14	(80)
Adjustments to Deferred Tax Valuation Allowances	(13)	–
Loss attributable to non-controlling interests related to Other Expense, net	–	(75)
Adjusted net income attributable to Magna International Inc.	$1,553	$1,186
Diluted weighted average number of Common Shares outstanding during the period (millions)	302.8	300.4
Adjusted diluted earnings per share	$5.13	$3.95

RETURN ON INVESTED CAPITAL AND ADJUSTED RETURN ON INVESTED CAPITAL
Return on Invested Capital is calculated as After-tax operating profits divided by Average Invested Capital for the period. Adjusted Return on Invested Capital is calculated as Adjusted After-tax operating profits divided by Average Invested Capital for the period. Average Invested Capital for the twelve month period is averaged on a five-fiscal quarter basis.
MAGNA INTERNATIONAL INC.   19

	2021	2020
Net Income	$1,553	$677
Add:
Interest Expense, net	78	86
Income taxes on Interest Expense, net at Magna’s effective income tax rate:	(15)	(20)
After-tax operating profits	1,616	743
Other Expense, net	38	584
Tax effect on Other Expense, net	14	(80)
Adjustments to Deferred Tax Valuation Allowances	(13)	–
Adjusted After-tax operating profits	$1,655	$1,247

	2021	2020
Total Assets	$29,086	$28,605
Excluding:
Cash and cash equivalents	(2,948)	(3,268)
Deferred tax assets	(421)	(372)
Less Current Liabilities	(10,401)	(9,743)
Excluding:
Long-term debt due within one year	455	129
Current portion of operating lease liabilities	274	241
Invested Capital	$16,045	$15,592

	2021	2020
After-tax operating profits	$1,616	$743
Average Invested Capital	$16,005	$15,844
Return on Invested Capital	10.1%	4.7%

	2021	2020
Adjusted After-tax operating profits	$1,655	$1,247
Average Invested Capital	$16,005	$15,844
Adjusted Return on Invested Capital	10.3%	7.9%

RETURN ON EQUITY

	2021	2020
Net income attributable to Magna International Inc.	$1,514	$757
Average Shareholders’ Equity	$12,121	$10,751
Return on Equity	12.5%	7.0%

20   ANNUAL REPORT 2021

SUBSEQUENT EVENTS
NORMAL COURSE ISSUER BID
Subsequent to December 31, 2021, we purchased 1,600,500 Common Shares for cancellation and 165,773 Common Shares to satisfy stock-based compensation awards each under our existing normal course issuer bid for cash consideration of  $132 million.
SENIOR NOTES REDEMPTION
On February 28, 2022, we redeemed for cash the entire aggregate principle amount outstanding of the Cdn$425 million 3.100% Senior Notes due 2022 [“the Notes”]. The redemption price for the Notes was Cdn$430 million, resulting in a loss on early extinguishment of Cdn$5 million that reflects the payment of the premium to redeem the Notes and the write-off of the unamortized debt issuance costs.
SIGNIFICANT ACCOUNTING POLICIES AND CRITICAL ACCOUNTING ESTIMATES
Our significant accounting policies are more fully described in Note 1, “Significant Accounting Policies”, to the consolidated financial statements included in this Report. The preparation of the audited consolidated financial statements requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses and the related disclosure of contingent assets and liabilities, as of the date of the consolidated financial statements. These estimates and assumptions are based on our historical experience, and various other assumptions we believe to be reasonable in the circumstances. Since these estimates and assumptions are subject to an inherent degree of uncertainty, actual results in these areas may differ significantly from our estimates.
We believe the following critical accounting policies and estimates affect the more subjective or complex judgements and estimates used in the preparation of our consolidated financial statements and accompanying notes. Management has discussed the development and selection of the following critical accounting policies with the Audit Committee of the Board of Directors, and the Audit Committee has reviewed our disclosure relating to critical accounting policies in this MD&A.
REVENUE RECOGNITION – COMPLETE VEHICLE ASSEMBLY ARRANGEMENTS
The Company’s complete vehicle assembly contracts with customers are complex and often include promises to transfer multiple products and services, some of which may be implicitly contracted for. For these complex arrangements, each good or service is evaluated to determine whether it represents a distinct performance obligation, and whether it should be characterized as revenue or reimbursement of costs incurred. The total transaction price is then allocated to the distinct performance obligations based on the expected cost plus a margin approach and recognized as revenue.
Significant interpretation and judgment is sometimes required to determine the appropriate accounting for these contracts including:(i)combining contracts that may impact the allocation of the transaction price between products and services; (ii) determining whether performance obligations are considered distinct and are required to be accounted for separately or combined; and (iii) the allocation of the transaction price to each distinct performance obligation and determining when to recognize revenue.
IMPAIRMENT ASSESSMENTS – GOODWILL, LONG-LIVED ASSETS, AND EQUITY METHOD INVESTMENTS
We review goodwill at the reporting unit level for impairment in the fourth quarter of each year or more frequently if events or changes in circumstances indicate that goodwill might be impaired. Goodwill impairment is assessed by comparing the fair value of a reporting unit to the underlying carrying value of the reporting unit’s net assets, including goodwill. If a reporting unit’s carrying amount exceeds its fair value, an impairment is recognized based on that difference. The fair value of a reporting unit is determined using the estimated discounted future cash flows of the reporting unit.
In addition to our review of goodwill, we evaluate fixed assets and other long-lived assets for impairment whenever indicators of impairment exist. Indicators of impairment include the bankruptcy of a significant customer or the early termination, loss, renegotiation of the terms of, significant volume decrease in, or delay in the implementation of, any significant production contract. If the sum of the future cash flows expected to result from the asset, undiscounted and without interest charges, is less than the reported value of the asset, an asset impairment may be recognized in the consolidated financial statements. The amount of impairment to be recognized is calculated by subtracting the fair value of the asset from the reported value of the asset.
As of December 31, 2021, we had equity method investments of  $1.0 billion. We monitor our investments for indicators of other-than-temporary declines in value on an ongoing basis in accordance with U.S. GAAP. If we determine that an other-than-temporary decline in value has occurred, we recognize an impairment loss, which is measured as the difference between the book value and the fair value of the investment.
We believe that accounting estimates related to goodwill, long-lived asset, and equity method investment impairment assessments are “critical accounting estimates” because: (i) they are subject to significant measurement uncertainty and are susceptible to change as management is required to make forward-looking assumptions regarding the impact of improvement plans on current operations, in-sourcing and other new business opportunities, program pricing and cost assumptions on current and future business, the timing of new program launches and future forecasted production volumes; and (ii) any resulting impairment loss could have a material impact on our consolidated net income and on the amount of assets reported in our consolidated balance sheet.
MAGNA INTERNATIONAL INC.   21

WARRANTY
We record product warranty costs, which include product liability and recall costs. Under most customer agreements, we only account for existing or probable claims on product default issues when amounts related to such issues are probable and reasonably estimable. Under certain complete vehicle assembly, powertrain systems, and electronics contracts, we record an estimate of future warranty-related costs based on the terms of the specific customer agreements and/or the Company’s warranty experience.
Product liability and recall provisions are established based on our best estimate of the amounts necessary to settle existing claims, which typically take into account: the number of units that may be returned; the cost of the product being replaced; labour to remove and replace the defective part; and the customer’s administrative costs relating to the recall. In making this estimate, judgement is also required as to the ultimate negotiated sharing of the cost between us, the customer and, in some cases a supplier. Where applicable, insurance recoveries related to such provisions are also recorded.
Due to the uncertain nature of the net costs, actual product liability costs could be materially different from our best estimates of future costs.
INCOME TAXES
The determination of our tax liabilities involves dealing with uncertainties in the application of complex tax laws. Significant judgement and estimates are required in determining our provision for income taxes, deferred tax assets and liabilities, and liabilities for unrecognized tax benefits. We recognize tax benefits from uncertain tax positions only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the position. The tax benefits recognized in the financial statements from such positions are then measured based on the largest benefit that has a greater than 50% likelihood of being realized upon ultimate settlement.
At December 31, 2021, we had gross unrecognized tax benefits of  $142 million excluding interest and penalties, of which $126 million, if recognized, would affect our effective tax rate. The gross unrecognized tax benefits differ from the amount that would affect our effective tax rate due primarily to the impact of the valuation allowances on deferred tax assets.
Deferred tax assets and liabilities are recognized for the estimated future tax effects attributable to temporary differences between financial statement carrying value of existing assets and liabilities and their respective tax bases and tax loss and credit carryforwards. Deferred tax assets and liabilities are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. Accounting standards require that we assess whether valuation allowances should be established or maintained against our deferred income tax assets, based on consideration of all available evidence, using a “more-likely-than-not” standard. The factors used to assess the likelihood of realization are: history of losses, forecasts of future pre-tax income and tax planning strategies that could be implemented to realize the deferred tax assets. On a quarterly basis, we evaluate the realizability of deferred tax assets by assessing our valuation allowances and by adjusting the amount of such allowances as necessary. We use tax planning strategies to realize deferred tax assets in order to avoid the potential loss of these tax benefits. Changes in our estimates, due to unforeseen events or otherwise, could have a material impact on our financial condition and results of operations. Refer to Note 10, “Income Taxes” of the notes to the consolidated financial statements for additional information.
EMPLOYEE FUTURE BENEFIT PLANS
The determination of the obligation and expense for defined benefit pension, termination and long service arrangements and other post-retirement benefits, such as retiree healthcare and medical benefits, is dependent on the selection of certain assumptions used by actuaries in calculating such amounts. Those assumptions include, among others, the discount rate, expected long-term rate of return on plan assets and rates of increase in compensation costs. Actual results that differ from the assumptions used are accumulated and amortized over future periods and therefore impact the recognized expense in future periods. Significant changes in assumptions or significant plan amendments could materially affect our future employee benefit obligations and future expense.
At December 31, 2021, we had past service costs and actuarial experience losses of  $214 million included in accumulated other comprehensive income that will be amortized to future employee benefit expense over the expected average remaining service life of employees or over the expected average life expectancy of retired employees, depending on the status of the plan.
COMMITMENTS AND CONTINGENCIES
From time to time, we may be contingently liable for litigation, legal and/or regulatory actions and proceedings and other claims. Refer to Note 22, “Contingencies” of our audited consolidated financial statements for the year ended December 31, 2021, which describes these claims.
For a discussion of risk factors relating to legal and other claims/actions against us, refer to “Item 5. Risk Factors” in our Annual Information Form and Annual Report on Form 40-F, each in respect of the year ended December 31, 2021.
CONTROLS AND PROCEDURES
DISCLOSURE CONTROLS AND PROCEDURES
Disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended [the “Exchange Act”]), are designed to ensure that material information required to be disclosed in reports filed or submitted under the Exchange Act is recorded, processed, summarized and reported on a timely basis, and that such information is accumulated and communicated to senior management,
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including the Company’s Chief Executive Officer and Chief Financial Officer, as appropriate, to enable them to make timely decisions regarding required disclosure of such information. We have conducted an evaluation of our disclosure controls and procedures as of December 31, 2021, under the supervision, and with the participation of our Chief Executive Officer and our Chief Financial Officer. Based on this evaluation, our Chief Executive Officer and our Chief Financial Officer have concluded that our disclosure controls and procedures (as this term is defined in the rules adopted by Canadian securities regulatory authorities and the United States Securities and Exchange Commission [“SEC”]) are effective as of December 31, 2021.
MANAGEMENT’S ANNUAL REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING
Internal control over financial reporting is a process designed to provide reasonable, but not absolute, assurance regarding the reliability of financial reporting and preparation of financial statements for external purposes in accordance with U.S. GAAP. Our management is responsible for establishing and maintaining adequate internal control over financial reporting. Due to its inherent limitations, internal control over financial reporting may not prevent or detect misstatements on a timely basis. Additionally, projections of any evaluation of the effectiveness of internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. Our management used the Committee of Sponsoring Organizations of the Treadway Commission [“COSO”] Internal Control-Integrated Framework (2013) to evaluate the effectiveness of internal control over financial reporting. Based on this evaluation, our Chief Executive Officer and our Chief Financial Officer have assessed the effectiveness of our internal control over financial reporting and concluded that, as at December 31, 2021, such internal control over financial reporting is effective. The Company’s internal control over financial reporting as of December 31, 2021, has been audited by Deloitte LLP, Independent Registered Public Accounting Firm, who also audited the Company’s consolidated financial statements for the year ended December 31, 2021. Deloitte LLP expressed an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting. This report precedes our audited consolidated financial statements for the year ended December 31, 2021.
CHANGES IN INTERNAL CONTROLS OVER FINANCIAL REPORTING
There have been no changes in our internal controls over financial reporting that occurred during 2021 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.
RISK FACTORS
Our short and medium-term operational success, as well as our ability to create long-term value through our business strategy, are subject to risks and uncertainties. The following are the more significant of such risks:
RISKS RELATED TO THE AUTOMOTIVE INDUSTRY
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Economic Cyclicality:   The global automotive industry is cyclical, with the potential for regional differences in timing of expansion and contraction of economic cycles. A worsening of economic, political, or other conditions in North America, Europe or China, including as a result of COVID-19, increasing inflation and/or rising interest rates, may result in lower consumer confidence, which typically translates into lower vehicle sales and production levels. A significant decline in vehicle production volumes from current levels could have a material adverse effect on our profitability and financial condition.

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Regional Volumes Declines:   North America, Europe and China are key automotive producing regions for us, and our operating results are primarily dependent on car and light truck production by our customers in these regions. A significant or sustained decline in vehicle production volumes in any or all of these geographic regions could have a material adverse effect on our operations, sales and profitability.

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Intense Competition:   The automotive supply industry is highly competitive and becoming more so. Some of our competitors have higher or more rapidly growing market share than we do in certain product or geographic markets. Additionally, a number of established electronics and semiconductor companies have entered or expanded their presence in the automotive industry, while disruptive technology innovators have been introducing novel product and service solutions which traditional automotive suppliers may not be able to match. Failure to successfully compete with existing or new competitors, including failure to grow our electronics or electric vehicle (“EV”) content at or above the rate of growth of vehicle production, could affect our ability to fully implement our corporate strategy.

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Trade Agreements:    The global growth of the automotive industry has been aided by the free movement of goods, services, people and capital through bilateral and regional trade agreements, particularly in North America and Europe. Introduction of measures which impede free trade could have a material adverse effect on our operations and profitability.

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Trade Disputes/Tariffs:   International trade disputes could, among other things, reduce demand for and production of vehicles, disrupt global supply chains, distort commodity pricing, impair the ability of automotive suppliers and vehicle manufacturers to make efficient long-term investment decisions, create volatility in relative foreign exchange rates, and contribute to stock market volatility. The imposition of tariffs and/or escalation of trade disputes which interfere with automotive supply chains could have an adverse effect on our operations and profitability.

CUSTOMER AND SUPPLIER RELATED RISKS
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Customer Concentration:   Although we supply parts to all of the leading OEMs, a significant majority of our sales are to six customers: BMW, Daimler, General Motors, Stellantis, Ford and Volkswagen. In light of the amount of business we currently have with these six customers, our opportunities for incremental growth with them in North America, Europe and China may be limited. While we continue to diversify our business,

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including to derive increased revenue from emergent EV-focused OEMs and through new business models, there is no assurance we will be successful. Shifts in market share away from our top customers could have a material adverse effect on our profitability.
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Emergence of Potentially Disruptive EV OEMs:   With the accelerating trend toward vehicle electrification, a number of potentially disruptive, EV-focused OEMs have emerged, particularly in China. It is too early to predict which of these emergent EV-focused OEMs will succeed in the long-term, whether independently or through cooperative relationships with each other or with any of our traditional OEM customers. Vehicle electrification is an important component of our strategy, including through development and supply of electric drive systems and products that support electrification, such as battery enclosures, as well as complete vehicle engineering and contract vehicle manufacturing. While we are developing business relationships with some of the emergent EV-focused OEMs, we do not have relations with all, nor are such relationships as well established as those with our traditional customers. The failure to sufficiently grow our sales to emergent OEMs which achieve significant commercial success could adversely impact our long-term strategy. At the same time, conducting business with recently established OEMs poses risks and challenges, including due to their limited operating history and (in some cases) financial and capital resources, which may elevate counterparty risk, as well as uncertainties regarding consumer/market acceptance of their vehicles. It remains too early to determine whether our commercial experience with such emergent EV-focused OEMs will be similar to our experience with established OEMs.

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Customer Consolidation and Cooperation:   There have been a number of examples of OEM consolidation in recent years, including the merger of PSA and Fiat Chrysler to form Stellantis. Additionally, competing OEMs are increasingly cooperating and collaborating in different ways to save costs, including through joint purchasing activities, platform sharing, powertrain sharing, joint R&D and regional joint ventures. While OEM consolidation and cooperation may present opportunities, they also present a risk that we could lose future business or experience even greater pricing pressure on certain production programs, either of which could have an adverse effect on our profitability.

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Market Shifts:   While we supply parts for a wide variety of vehicles produced globally, we do not supply parts for all vehicles produced, nor is the number or value of parts evenly distributed among the vehicles for which we do supply parts. Shifts in market shares away from vehicles on which we have significant content, as well as vehicle segments in which our sales may be more heavily concentrated, could have a material adverse effect on our profitability.

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Consumer Take Rate Shifts:   Shifts in consumer preferences may impact “take rates” for certain types of products we sell. Examples of such products include: manual and dual-clutch transmissions; all-wheel drive systems; power liftgates; active aerodynamics systems; advanced driver assistance systems; and complete vehicles with certain option packages or option choices. Where shifts in consumer preferences result in higher “take rates” for products that we do not sell or for products we sell at a lower margin, our profitability may be adversely affected.

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Dependence on Outsourcing:   We depend on outsourcing by OEMs. A reduction in outsourcing by OEMs or the loss of any material production or assembly programs combined with the failure to secure alternative programs with sufficient volumes and margins, could have a material adverse effect on our profitability.

MANUFACTURING / OPERATIONAL RISKS
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Russian Invasion of Ukraine:   In response to Russia’s invasion of Ukraine, a number of countries, including the U.S. and European Union member states, have taken actions against Russia, such as: imposition of sanctions targeting certain Russian leadership and other individuals; restrictions on certain sectors of the Russian economy; expulsion of some Russian banks from the SWIFT global banking payment system; and other measures, with further restrictions likely as the conflict continues. Magna currently has 6 manufacturing operations in Russia, primarily supplying VW and Hyundai, with 2021 sales of approximately $370 million. To the extent that VW, Hyundai and/or our other OEM customers in Russia suspend Russian production, and/or to the extent any of our OEM customers suspend production elsewhere or cease selling vehicles in the Russian market, Magna’s sales would be adversely affected. Additionally, the conflict and restrictive measures against Russia could exacerbate a number of risks described elsewhere in these Risk Factors, including: disruption of vehicle production and supply chains; worsening the current semiconductor chip shortage since Russia and Ukraine are critical suppliers of neon gas and palladium used in chip production; exacerbating energy shortages or driving energy prices higher, particularly oil and natural gas; constraining the supply of aluminum, palladium or other commodity metals required in automotive production; and increasing cybersecurity threats.

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Semiconductor Chip Shortages and Price Increases:   The global shortage of semiconductor chips had a material adverse effect on global automotive production volumes in 2021, is expected to continue impacting volumes in 2022, and could worsen as a result of Russia’s invasion of Ukraine. In response to the semiconductor chip shortage, OEMs continue to take actions such as: unplanned shutdowns of production lines and/or plants; reductions in their vehicle production plans; and changes to their product mix. Such OEM responses can result in a number of direct and indirect consequences for Tier 1 suppliers like us, including: lower sales; significant production inefficiencies due to production lines being stopped/restarted unexpectedly based on OEMs’ production priorities; higher inventory levels; premium freight costs to expedite shipments; other unrecoverable costs; and increased challenges in retaining employees through production disruptions. The current shortage of semiconductor chips has also resulted in elevated prices for this critical automotive component. Tier 1 suppliers may face price increases from sub-suppliers that have been negatively impacted by production inefficiencies, premium freight costs and/or other costs and surcharges related to the semiconductor chip shortage. It remains unclear when supply and demand for automotive semiconductor chips will fully rebalance. A worsening or prolongation of the semiconductor chip shortage could have a material adverse effect on our operations, sales and profitability.

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COVID-19:   The development and spread of highly-transmissible COVID-19 variants such as the “Omicron” variant creates continued risk of further disruptions to the automotive industry, including through further mandatory lockdowns/stay-at-home orders or other restrictions. These

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orders may: restrict consumers’ ability to purchase vehicles; restrict production; cause elevated employee absenteeism; result in us incurring significant unrecoverable costs; and lead to supply chain disruptions. Over the medium-to long term, the pandemic may result in societal changes that impact the automotive industry, positively or negatively, including as a result of: expanded work-from-home practices that reduce consumers’ reliance on vehicles; and/or increased reluctance by people to utilize modes of public transit and/or shared mobility. Prolonged production shutdowns and/or restrictions on consumers’ ability to purchase vehicles due to COVID-19 lockdowns in the short-term, or long-term changes in consumers’ vehicle purchasing behaviour, could have a material adverse effect on our operations, sales and profitability.
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Supply Disruptions:   Events which prevent us from supplying products to our customers could result in a range of potential adverse consequences, including: material price increases; elevated, unrecoverable costs such as those for premium freight or re-sourcing of supply; penalties or business interruption claims by our customers; loss of future business; and reputational damage. In addition to the global semiconductor chip shortage, OEMs and Tier 1 automotive suppliers could also experience supply disruptions or constraints on other critical manufacturing inputs, such as steel and/or aluminum. The impacts of prolonged supply disruptions or constraints could have a material adverse effect on our operations and profitability.

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Inflationary Pressures:   Global economies are currently experiencing elevated inflation which could curtail levels of economic activity, including in our primary production markets. During 2021, we experienced higher commodity, freight and energy costs, as well as wage pressures related to labour shortages in some markets. Inflationary pressures are expected to continue in 2022 and would be exacerbated by shortages or disruptions to inputs required for automotive production, including semiconductor chips, steel and aluminum. Tier 1 suppliers may also experience price increases or surcharges from sub-suppliers in connection with the inflationary pressures they face. The inability to offset inflationary price increases through continuous improvement actions, price increases to our customers or modifications to our own products or otherwise, could have an adverse effect on our profitability.

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Regional Energy Shortages:   Parts of the world are experiencing energy shortages which appear to be related to a resurgence in demand due to economic recovery, weather events; and challenges related to the transition to renewable energy generation. Prices for energy inputs critical to manufacturing, such as natural gas and electricity, rose dramatically in parts of Europe and Asia in 2021 and may continue to increase in these or other markets. Russia’s invasion of Ukraine could disrupt natural gas supplies from Russia to Europe and/or cause elevated prices to rise further. Prolonged energy disruptions and/or significant energy price increases could have an adverse effect on our operations and profitability.

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Product Launch:   The launch of production is a complex process, the success of which depends on a wide range of factors, including: the timing, frequency and complexity of design changes by our customers relative to start of production; production readiness of our and our customers and suppliers’ manufacturing facilities; robustness of manufacturing processes; launch volumes; quality and production readiness of tooling and equipment; employees; and initial product quality. Our failure to successfully launch material new or takeover business could have a material adverse effect on our profitability and reputation.

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Operational Underperformance:   From time to time, we may have operating divisions which are not performing at expected levels of profitability. The size and complexity of automotive manufacturing operations often makes it difficult to achieve a quick turnaround of underperforming divisions. Significant underperformance in our operating divisions could have a material adverse effect on our profitability and operations.

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Restructuring Costs:   We may sell some product lines and/or downsize, close or sell some of our operating divisions. By taking such actions, we may incur restructuring, downsizing and/or other significant non-recurring costs. These costs may be higher in some countries than others and could have a material adverse effect on our profitability.

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Impairments:   We have recorded significant impairment charges related to equity interests in joint ventures, goodwill and long-lived assets in the past, and may do so again in the future. The early termination, loss, renegotiation of the terms of, or delay in the implementation of, any significant production contract could be indicators of impairment, as may the technological obsolescence of any of our products or production assets or volumes that are lower than previously expected. In conducting our impairment analysis, we make forward-looking assumptions regarding: the impact of turnaround plans on underperforming operations; new business opportunities; program price and cost assumptions on current and future business; the timing and success of new program launches; and forecast production volumes. To the extent such forward-looking assumptions are not met, any resulting impairment loss could have a material adverse effect on our profitability.

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Skilled Labour Attraction/Retention:   Our business is based on successfully attracting, training and developing employees at all levels of the company from “shop-floor” to Executive Management. The markets for highly skilled workers, as well as talented professionals and leaders in our industry are extremely competitive, particularly in the major global automotive and technology centres in which many of our operations are located. The inability to meet our needs for skilled workers and talented professionals and leaders, whether through recruitment or internal training and development activities could impact our ability to profitably conduct business and/or effectively implement our strategy.

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Leadership Succession:   Effective succession planning programs and practices are a critical element of our overall talent management strategy. We experienced a significant number of planned retirements in the last few years, and may experience similar waves in future years. We maintain a leadership development and succession program that has facilitated seamless leadership transitions to date. However, the failure to ensure effective knowledge transfers and seamless leadership transitions involving key professionals and leaders could also impact our ability to profitably conduct business and/or effectively implement our strategy.

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Supply Base Condition:   We rely on a number of suppliers to supply us with a wide range of components required in connection with our business. The financial health of automotive suppliers is impacted by a number of factors, including economic conditions and production volumes. A significant worsening of economic conditions or reduction in production volumes, including as a result of COVID-19, the semiconductor chip shortage,

MAGNA INTERNATIONAL INC.   25

inflationary pressures or otherwise, could deteriorate the financial condition of our supply base, which could lead to, among other things: disruptions in the supply of critical components to us or our customers; and/or temporary shut-downs of one of our production lines or the production lines of one of our customers; all of which could have a material adverse effect on our profitability.
IT SECURITY / CYBERSECURITY RISKS
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IT/Cybersecurity Breach:   Although we have established and continue to enhance security controls intended to protect our IT systems and infrastructure, there is no guarantee that such security measures will be effective in preventing unauthorized physical access or cyber-attacks. A significant breach of our IT systems could: result in theft of funds; cause disruptions in our manufacturing operations; lead to the loss, destruction or inappropriate use of sensitive data; or result in theft of our, our customers’ or our suppliers’ intellectual property or confidential information. The occurrence of any of the foregoing could adversely affect our operations and/or reputation, and could lead to claims against us that could have a material adverse effect on our profitability.

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Product Cybersecurity:   The risk of vehicle cyber attacks has risen with the proliferation of technology designed to connect vehicles to external networks. Although vehicle and systems-level cybersecurity controls and protections are typically managed and/or specified by our OEM customers, we cannot provide assurance that such controls and protections will be effective in preventing cyber intrusion through one of our products. Furthermore, an OEM customer may still seek to hold us financially responsible, even where the OEM specified the cybersecurity controls and protections. Any such cyber intrusion could cause reputational damage and lead to claims against us that have an adverse effect on our profitability.

PRICING RISKS
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Quote/Pricing Assumptions:   The time between award of new production business and start of production typically ranges between two and four years. Since product pricing is typically determined at the time of award, we are subject to significant pricing risk due to changes in input costs and quote assumptions between the time of award and start of production. This risk is elevated in a rising inflation environment, as is currently the case globally. The inability to quote effectively, or the occurrence of a material change in input cost or other quote assumptions between program award and production, could have an adverse effect on our profitability.

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Customer Pricing Pressure:   We face ongoing pricing pressure from OEMs, including through: quoting pre-requirements; long-term supply agreements with mutually agreed price reductions over the life of the agreement; non-contractual annual price concession demands; pressure to absorb costs related to product design, engineering and tooling, and/or amortize such costs through the piece price for the product; pressure to assume incremental warranty costs; and OEM refusal to fully offset inflationary price increases. OEMs possess significant leverage over their suppliers due to their purchasing power and the highly competitive nature of the automotive supply industry. As a result of the broad portfolio of parts we supply to our six largest OEM customers, such customers may be able to exert greater leverage over us as compared to our competitors. We attempt to offset price concessions and costs in a number of ways, including through negotiations with our customers, improved operating efficiencies and cost reduction efforts. Our inability to fully offset price concessions, absorb design, engineering and tooling costs, and/or fully recover such costs over the life of production, could have a material adverse effect on our profitability.

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Commodity Price Volatility:   Prices for certain key raw materials and commodities used in our parts, including steel, aluminum and resin, can be volatile. To the extent we are unable to offset commodity price increases by: passing such increases to our customers, engineering products with reduced commodity content, implementing hedging strategies, or otherwise, such additional commodity costs could have an adverse effect on our profitability.

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Scrap Steel/Aluminum Price Volatility:   Some of our manufacturing facilities generate a significant amount of scrap steel or scrap aluminum in their manufacturing processes, but recover some of the value through the sale of such scrap. Scrap steel and scrap aluminum prices can also be volatile and don’t necessarily move in the same direction as steel or aluminum prices. Declines in scrap steel/aluminum prices from time to time could have an adverse effect on our profitability.

WARRANTY / RECALL RISKS
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Repair/Replacement Costs:   We are responsible for repair and replacement costs of defective products we supply to our customers. Certain of our products, such as transmissions, typically have a higher unit and labour cost in the event of replacement. Other products, such as side door latches, are supplied in multiples of two or four for a single vehicle, which could result in significant cost in the event all need to be replaced. Our OEM customers and/or government regulators have the ability to initiate recalls of safety products, which will also place us at risk for the administrative costs of the recall, even in situations where we dispute the need for a recall or the responsibility for any alleged defect. The obligation to repair or replace defective products could have a material adverse effect on our operations and profitability. To the extent such obligation arises as a result of a product recall, we may face reputational damage, and the combination of administrative and product replacement costs could have a material adverse effect on our profitability.

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Warranty Provisions:   In certain circumstances, we are at risk for warranty costs, including product liability and recall costs, and are currently experiencing increased customer pressure to assume greater warranty responsibility. Warranty provisions for our products are based on our best estimate of the amounts necessary to settle existing or probable claims related to product defects. In addition, warranty provisions for our powertrain systems, electronics and complete vehicle programs are also established on the basis of our or our customers’ warranty experience with the applicable type of product and, in some cases, the terms in the applicable customer agreements. Actual warranty experience which results in costs that exceed our warranty provisions, could have a material adverse effect on our profitability.

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Product Liability:   We cannot guarantee that the design, engineering, testing, validation and manufacturing measures we employ to ensure high-quality products will be completely effective, particularly as electronic content and product complexity increases. In the event that our products fail to perform as expected and such failure results in, or is alleged to result in, bodily injury and/or property damage or other losses, product liability claims may be brought against us. The defense of product liability claims, particularly class action claims in North America, may be costly and judgements against us could impair our reputation and have a material adverse effect on our profitability.

ACQUISITION RISKS
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Inherent Merger and Acquisition Risks:   Acquisitions are subject to a range of inherent risks, including the assumption of incremental regulatory/compliance, pricing, supply chain, commodities, labour relations, litigation, environmental, pensions, warranty, recall, IT, tax or other risks. While the conduct of due diligence on an acquisition target is intended to mitigate such risks, these efforts may not always prove to be sufficient in identifying all risks and liabilities related to the acquisition, including as a result of: limited access to information; time constraints for conducting due diligence; inability to access target company facilities and/or personnel; or other limitations in the due diligence process. Additionally, we may identify risks and liabilities that we are not able to sufficiently mitigate through appropriate contractual or other protections. The realization of any such risks could have a material adverse effect on our profitability.

OTHER BUSINESS RISKS
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Joint Ventures:   We conduct certain of our operations through joint ventures under contractual arrangements under which we share management responsibilities with one or more partners. Joint venture operations carry a range of risks, including those relating to: failure of our joint venture partner(s) to satisfy contractual obligations; potential conflicts between us and our joint venture partner(s); strategic objectives of joint venture partners that may differ from our own; potential delays in decision-making; a limited ability to implement some or all of our policies, practices and controls, or to control legal and regulatory compliance, within the joint venture(s); and other risks inherent to non-wholly-owned operations. The likelihood of such occurrences and their potential effect on us vary depending on the joint venture arrangement, however, the occurrence of any such risks could have an adverse effect on our operations, profitability and reputation.

•
Technology and Innovation:   While we continue to invest in technology and innovation which we believe will be critical to our long-term growth, the automotive industry is experiencing rapid technological change and significant disruption. Our ability to anticipate changes in technology and to successfully develop and introduce new and enhanced products and/or manufacturing processes on a timely basis will be a significant factor in our ability to remain competitive. If we are unsuccessful or are less successful than our competitors in consistently developing innovative products and/or processes, we may be placed at a competitive disadvantage and may not be able to recover some or all of our investments and costs, which could have a material adverse effect on our profitability and financial condition and ability to fully implement our corporate strategy.

•
Intellectual Property:   We own intellectual property that is important to our business and product portfolio. Our intellectual property is an important factor in protecting our innovation activities and maintaining our competitive advantage. From time to time, our intellectual property rights may be challenged, including through the assertion of intellectual property infringement claims which could result in us: being prevented from selling certain products; having to license the infringed product/technology; and/or incurring monetary damages. The foregoing consequences could have an adverse effect on our sales, profitability and ability to fully implement our corporate strategy.

•
Investments in Technology Companies:   In addition to our development activities, we have invested in various technology companies and funds that invest in such companies. Such investments are an important element of our long-term strategy and we may make further investments in such companies. Investing in such companies involves a high degree of risk, including the potential loss of some or all of our investment value. There is currently no public market for the shares or units of some of these investments and, as a result, we may be unable to monetize such investments in the future. Investments in companies or funds which are currently or subsequently become publicly traded are marked-to-market quarterly, which may result in us recording unrealized gains or losses in any given quarter. The realization of any of the foregoing investment-related risks could have an adverse effect on our profitability and financial condition.

•
Evolving Business Risk Profile:   The risk profile of our business continues to evolve with the increasing importance to us of product areas such as electrified powertrains, ADAS and electronics, as well as future mobility business models. As our business evolves, we may face new or heightened risks, including: forecasting and planning risks related to penetration rates of EVs, as well as take-rates for ADAS systems or features offered to consumers as optional items; reduction in demand for certain products which are unique to internal combustion engine vehicles; challenges in quoting for profitable returns on products with leading-edge technologies for which we may not have significant quoting experience; rigorous testing and validation requirements from OEM customers for complex new products; increased warranty and recall risks on new products and leading-edge technologies; increased product liability risks; heightened risk of technological obsolescence of some of our products, processes and/or assets; and difficulties in attracting or retaining employees with critical skills in high-demand areas. Realization of one or more such risks could have a material adverse effect on our operations, profitability or financial condition.

•
Risks of Doing Business in Foreign Markets:   The establishment of manufacturing operations in new markets carries a number of potential risks, including those relating to: political, civil and economic instability and uncertainty; corruption risks; high inflation and our ability to recover inflation-related cost increases; trade, customs and tax risks; potential sanctions risk; expropriation risks; currency exchange rates; currency controls; limitations on the repatriation of funds; insufficient infrastructure; competition to attract and retain qualified employees; and other risks associated with conducting business internationally. Expansion of our business in non-traditional markets is an element of our long-term strategy and, as a

MAGNA INTERNATIONAL INC.   27

result, our exposure to the risks described above may be greater in the future. The likelihood of such occurrences and their potential effect on us vary from country to country and are unpredictable, however, the occurrence of any such risks could have an adverse effect on our operations, profitability and financial condition.
•
Relative Foreign Exchange Rates:   Our profitability is affected by movements of our U.S. dollar reporting currency against the Canadian dollar, the euro, the Chinese renminbi and other currencies in which we generate revenues and incur expenses. Significant long-term fluctuations in relative currency values, in particular a significant change in the relative values of the U.S. dollar, Canadian dollar, euro or Chinese renminbi, could have an adverse effect on our profitability and financial condition and any sustained change in such relative currency values could adversely impact our competitiveness in certain geographic regions.

•
Financial Flexibility:   The occurrence of an economic shock not contemplated in our business plan, a rapid deterioration of conditions or a prolonged recession could result in the depletion of our cash resources, which could have a material adverse effect on our operations and financial condition.

•
Credit Ratings Changes:   There is no assurance that any credit rating currently assigned to us will remain in effect for any period of time or that any rating will not be revised or withdrawn entirely by a rating agency in the future. A downgrade in the credit ratings assigned to us by one or more agencies could increase our cost of borrowing or impact our ability to negotiate loans, which could have an adverse effect on our profitability, financial condition and the trading price of our Common Shares.

LEGAL, REGULATORY AND OTHER RISKS
•
Legal and Regulatory Proceedings:   From time to time, we may become involved in regulatory proceedings, or become liable for legal, contractual and other claims by various parties, including customers, suppliers, former employees, class action plaintiffs and others. Depending on the nature or duration of any potential proceedings or claims, we may incur substantial costs and expenses, be required to devote significant management time and resources to the matters, and suffer reputational damage as a result of regulatory proceedings. On an ongoing basis, we attempt to assess the likelihood of any adverse judgements or outcomes to these proceedings or claims, although it is difficult to predict final outcomes with any degree of certainty. Except as disclosed from time to time in our consolidated financial statements and/or our MD&A, we do not believe that any of the proceedings or claims to which we are currently a party will have a material adverse effect on our profitability; however, we cannot provide any assurance to this effect.

•
Changes in Laws:   A significant change in the current regulatory environment in our principal markets, including changes in tax laws, laws related to the COVID-19 pandemic, laws related to vehicle emissions, and other laws which impose additional costs on automotive manufacturers or consumers, could have an adverse effect on our profitability.

28   ANNUAL REPORT 2021

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Shareholders and the Board of Directors of Magna International Inc.
Opinion on the Financial Statements
We have audited the accompanying consolidated balance sheets of Magna International Inc. and subsidiaries (the “Company”) as of December 31, 2021 and 2020, the related consolidated statements of income, comprehensive income, changes in equity, and cash flows, for each of the two years in the period ended December 31, 2021, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2021 and 2020, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2021, in conformity with accounting principles generally accepted in the United States of America.
We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of December 31, 2021, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 3, 2022, expressed an unqualified opinion on the Company’s internal control over financial reporting.
Basis for Opinion
These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.
Critical Audit Matter
The critical audit matter communicated below is a matter arising from the current-period audit of the financial statements that was communicated or required to be communicated to the audit committee and that (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.
Sales – Contracts with customers to provide assembled vehicles – Refer to Note 1 to the financial statements
Critical Audit Matter Description
The Company’s complete vehicle assembly contracts with customers are complex and often include promises to transfer multiple products and services to a customer. For these complex arrangements, each good or service is evaluated to determine whether it represents a distinct performance obligation, and whether it should be characterized as revenue or reimbursement of costs incurred. The total transaction price is then allocated to the distinct performance obligations based on the expected cost plus a margin approach and recognized as revenue.
There are many promises included in new or modified complete vehicle assembly contracts with customers that required management’s judgment to determine the appropriate accounting treatment. The judgments with the highest degree of subjectivity relate to the determination of whether to combine contracts, the determination of whether performance obligations are considered distinct, the allocation of the transaction price to each distinct performance obligation, and the determination of revenue recognition. Auditing these judgments required a high degree of subjectivity and an increased extent of audit effort, including the need to involve accounting specialists with expertise in revenue recognition.
How the Critical Audit Matter Was Addressed in the Audit
Our audit procedures related to the appropriateness of the accounting treatment of new or modified complete vehicle assembly contracts with customers included the following, among others:
•
Evaluated the effectiveness of controls over new or modified complete vehicle assembly contracts, specifically relating to the combination of contracts, the identification of performance obligations, the allocation of the transaction price, and the determination of revenue recognition.

•
With the assistance of accounting specialists:

·
Assessed the information in the complete vehicle assembly contracts to understand and evaluate that all components were identified.

·
Evaluated management’s judgments related to the accounting treatment by analyzing it against various aspects of GAAP, including conceptual framework and interpretive guidance.

MAGNA INTERNATIONAL INC.   29

•
To the extent each new and modified assembly contract during the year did not present a single performance obligation, tested the allocation of the transaction price to each performance obligation by evaluating management’s determination of a cost plus a margin approach.

Chartered Professional Accountants
Licensed Public Accountants
Toronto, Canada
March 3, 2022
We have served as the Company’s auditor since 2014.
30   ANNUAL REPORT 2021

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Shareholders and the Board of Directors of Magna International Inc.
Opinion on Internal Control over Financial Reporting
We have audited the internal control over financial reporting of Magna International Inc. and subsidiaries (the “Company”) as of December 31, 2021, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2021, based on criteria established in Internal Control – Integrated Framework (2013) issued by COSO.
We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated financial statements as of and for the year ended December 31, 2021 of the Company and our report dated March 3, 2022, expressed an unqualified opinion on those financial statements.
Basis for Opinion
The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.
Definition and Limitations of Internal Control over Financial Reporting
A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.
Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.
Chartered Professional Accountants
Licensed Public Accountants
Toronto, Canada
March 3, 2022
MAGNA INTERNATIONAL INC.   31

MAGNA INTERNATIONAL INC.
CONSOLIDATED STATEMENTS OF INCOME
[U.S. dollars in millions, except per share figures]
Years ended December 31,	Note	2021	2020
Sales		$36,242	$32,647
Costs and expenses
Cost of goods sold		31,097	28,207
Depreciation and amortization		1,512	1,366
Selling, general and administrative		1,717	1,587
Interest expense, net	15	78	86
Equity income		(148)	(189)
Other expense, net	2	38	584
Income from operations before income taxes		1,948	1,006
Income taxes	10	395	329
Net income		1,553	677
(Income) loss attributable to non-controlling interests		(39)	80
Net income attributable to Magna International Inc.		$1,514	$757
Earnings per Common Share:	3
Basic		$5.04	$2.52
Diluted		$5.00	$2.52
Weighted average number of Common Shares outstanding during the year [in millions]:	3
Basic		300.6	299.7
Diluted		302.8	300.4

See accompanying notes
32   ANNUAL REPORT 2021

MAGNA INTERNATIONAL INC.
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
[U.S. dollars in millions]
Years ended December 31,	Note	2021	2020
Net income		$1,553	$677
Other comprehensive income, net of tax:	20
Net unrealized (loss) gain on translation of net investment in foreign operations		(178)	356
Net unrealized gain (loss) on cash flow hedges		34	(34)
Reclassification of net (gain) loss on cash flow hedges to net income		(52)	38
Reclassification of net loss on pensions to net income		9	8
Pension and post-retirement benefits		26	(11)
Other comprehensive (loss) income		(161)	357
Comprehensive income		1,392	1,034
Comprehensive (income) loss attributable to non-controlling interests		(48)	72
Comprehensive income attributable to Magna International Inc.		$1,344	$1,106

See accompanying notes
MAGNA INTERNATIONAL INC.   33

MAGNA INTERNATIONAL INC.
CONSOLIDATED BALANCE SHEETS
[U.S. dollars in millions, except shares issued]
As at December 31,	Note	2021	2020
ASSETS
Current assets
Cash and cash equivalents	4	$2,948	$3,268
Accounts receivable		6,307	6,394
Inventories	6	3,969	3,444
Prepaid expenses and other	4, 15	278	260
		13,502	13,366
Investments	7	1,593	947
Fixed assets, net	8	8,293	8,475
Operating lease right-of-use assets	16	1,700	1,906
Goodwill	9	2,122	2,095
Intangible assets, net	11	493	481
Deferred tax assets	10	421	372
Other assets	12, 17	962	963
		$29,086	$28,605
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Accounts payable		$6,465	$6,266
Other accrued liabilities	14	2,156	2,254
Accrued salaries and wages	13	851	815
Income taxes payable		200	38
Long-term debt due within one year	15	455	129
Current portion of operating lease liabilities	16	274	241
		10,401	9,743
Long-term debt	15	3,538	3,973
Operating lease liabilities	16	1,406	1,656
Long-term employee benefit liabilities	17	700	729
Other long-term liabilities	18	376	332
Deferred tax liabilities	10	440	452
		16,861	16,885
Shareholders’ equity
Common Shares [issued: 2021 — 297,871,976; 2020 — 300,527,416]	19	3,403	3,271
Contributed surplus		102	128
Retained earnings		9,231	8,704
Accumulated other comprehensive loss	20	(900)	(733)
		11,836	11,370
Non-controlling interests		389	350
		12,225	11,720
		$29,086	$28,605

Commitments and contingencies [notes 15, 16, 21 and 22]
See accompanying notes
On behalf of the Board:

/s/ “Robert F. MacLellan” Director	/s/ “William L. Young” Chairman of the Board
34   ANNUAL REPORT 2021

MAGNA INTERNATIONAL INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
[U.S. dollars in millions]
Years ended December 31,	Note	2021	2020
OPERATING ACTIVITIES
Net income		$1,553	$677
Items not involving current cash flows	4	1,576	1,976
		3,129	2,653
Changes in operating assets and liabilities	4	(189)	625
Cash provided from operating activities		2,940	3,278
INVESTMENT ACTIVITIES
Fixed asset additions		(1,372)	(1,145)
Increase in equity method investments	7	(517)	–
Increase in investments, other assets and intangible assets		(403)	(331)
Increase in public and private equity investments		(68)	(132)
Proceeds from dispositions		81	108
Business combinations	5	(13)	91
(Funding provided for) proceeds on sale of business	2	(41)	9
Settlement of long-term receivable from non-consolidated joint venture		50	–
Cash used for investing activities		(2,283)	(1,400)
FINANCING ACTIVITIES
Issues of debt	15	55	854
Decrease in short-term borrowings		(101)	(31)
Repayments of debt	15	(121)	(140)
Issue of Common Shares on exercise of stock options		146	81
Tax withholdings on vesting of equity awards		(13)	(13)
Repurchase of Common Shares	19	(517)	(203)
Contributions to subsidiaries by non-controlling interests		8	18
Dividends paid to non-controlling interests		(49)	(18)
Dividends paid		(514)	(467)
Cash (used for) provided from financing activities		(1,106)	81
Effect of exchange rate changes on cash, cash equivalents and restricted cash equivalents		23	23
Net (decrease) increase in cash, cash equivalents and restricted cash equivalents during the year		(426)	1,982
Cash, cash equivalents and restricted cash equivalents beginning of year		3,374	1,392
Cash, cash equivalents and restricted cash equivalents, end of year	4	$2,948	$3,374

See accompanying notes
MAGNA INTERNATIONAL INC.   35

MAGNA INTERNATIONAL INC.
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
	Common Shares
[U.S. dollars in millions, except number of common shares]	Number	Stated Value	Contributed Surplus	Retained Earnings	AOCL[i]	Non- controlling Interests	Total Equity
	[in millions]
Balance, December 31, 2019	303.2	$3,198	$127	$8,596	$(1,090)	$300	$11,131
Net income				757		(80)	677
Other comprehensive income					349	8	357
Business combination						122	122
Contribution by non-controlling interests						18	18
Shares issued on exercise of stock options	1.8	98	(17)				81
Release of stock and stock units	0.5	17	(17)				–
Tax withholdings on vesting of equity awards	(0.2)	(3)		(10)			(13)
Repurchase and cancellation under normal course issuer bids [note 19]	(5.1)	(54)		(157)	8		(203)
Stock-based compensation expense			35				35
Dividends paid to non-controlling interests						(18)	(18)
Dividends paid [$1.60 per share]	0.3	15		(482)			(467)
Balance, December 31, 2020	300.5	$3,271	$128	$8,704	$(733)	$350	$11,720
Net income				1,514		39	1,553
Other comprehensive (loss) income					(170)	9	(161)
Contribution by non-controlling interests						8	8
Shares issued on exercise of stock options	3.0	175	(29)				146
Release of stock and stock units	0.4	17	(17)				–
Tax withholdings on vesting of equity awards	(0.1)	(2)		(11)			(13)
Repurchase and cancellation under normal course issuer bids [note 19]	(6.1)	(68)		(452)	3		(517)
Stock-based compensation expense			20				20
Business combinations						32	32
Dividends paid to non-controlling interests						(49)	(49)
Dividends paid [$1.72 per share]	0.2	10		(524)			(514)
Balance, December 31, 2021	297.9	$3,403	$102	$9,231	$(900)	$389	$12,225

[i]
AOCL is Accumulated Other Comprehensive Loss.

See accompanying notes
36   ANNUAL REPORT 2021

MAGNA INTERNATIONAL INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
[All amounts in U.S. dollars and all tabular amounts in millions, except per share figures, unless otherwise noted]
1.
SIGNIFICANT ACCOUNTING POLICIES

Magna International Inc. [collectively “Magna” or the “Company”] is a global supplier in the automotive space. Our systems approach to design, engineering and manufacturing touches nearly every aspect of the vehicle, including body and chassis structures, exterior systems and modules, trim and engineered glass, active aerodynamics, energy storage systems, electrified and conventional powertrain technologies, powertrain subsystems and components, ADAS and automated driving, control modules, mechatronics, mirrors and overhead consoles, lighting, complete seats, seating structural products, seat foam and seat trim. We also have complete vehicle engineering and contract manufacturing expertise.
The consolidated financial statements have been prepared in U.S. dollars following accounting principles generally accepted in the United States [“GAAP”].
Certain amounts in prior periods have been reclassified to conform with current period presentation.
Principles of consolidation
The Consolidated Financial Statements include the accounts of Magna and its subsidiaries in which Magna has a controlling financial interest and is the primary beneficiary. The Company presents non-controlling interests as a separate component within Shareholders’ equity in the Consolidated Balance Sheets. All intercompany balances and transactions have been eliminated.
Use of estimates
The preparation of the consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported and disclosed in the consolidated financial statements and accompanying notes. Actual results could differ from those estimates.
Foreign currency translation
The Company operates globally, which gives rise to a risk that its earnings and cash flows may be adversely impacted by fluctuations in foreign exchange rates.
Assets and liabilities of the Company’s operations having a functional currency other than the U.S. dollar are translated into U.S. dollars using the exchange rate in effect at year end, and revenues and expenses are translated at the average rate during the year. Exchange gains or losses on translation of the Company’s net investment in these operations are included in comprehensive income and are deferred in accumulated other comprehensive loss. Foreign exchange gains or losses on debt that was designated as a hedge of the Company’s net investment in these operations are also recorded in accumulated other comprehensive loss.
Foreign exchange gains and losses on transactions occurring in a currency other than an operation’s functional currency are reflected in net income, except for gains and losses on foreign exchange contracts used to hedge specific future commitments in foreign currencies and on intercompany balances which are designated as long-term investments. In particular, the Company uses foreign exchange forward contracts for the sole purpose of hedging certain of the Company’s future committed foreign currency based outflows and inflows. Most of the Company’s foreign exchange contracts are subject to master netting arrangements that provide for the net settlement of contracts, by counterparty, in the event of default or termination. All derivative instruments, including foreign exchange contracts, are recorded on the consolidated balance sheet at fair value. The fair values of derivatives are recorded on a gross basis in prepaid expenses and other, other assets, other accrued liabilities or other long-term liabilities. To the extent that derivative instruments are designated and qualify as cash flow hedges, the changes in their fair values are recorded in other comprehensive income. Changes in the fair value of derivative instruments that do not qualify for hedge accounting are recognized immediately in net income based on the nature of the underlying transaction. Amounts accumulated in other comprehensive loss or income are reclassified to net income in the period in which the hedged item affects net income.
If the Company’s foreign exchange forward contracts cease to be effective as hedges, for example if projected foreign cash inflows or outflows declined significantly, gains or losses pertaining to the portion of the hedging transactions in excess of projected foreign currency denominated cash flows would be recognized in net income at the time this condition was identified.
Cash and cash equivalents
Cash and cash equivalents include cash on account, demand deposits and short-term investments with remaining maturities of less than three months at acquisition.
Inventories
Production inventories and tooling inventories manufactured in-house are valued at the lower of cost determined substantially on a first-in, first-out basis, or net realizable value. Cost includes the cost of materials plus direct labour applied to the product and the applicable share of manufacturing overhead.
MAGNA INTERNATIONAL INC.   37

Investments
The Company accounts for investments in companies over which it has the ability to exercise significant influence, but does not hold a controlling financial interest, under the equity method [“Equity method investments”]. The Company monitors its Equity method investments for indicators of other-than-temporary declines in value on an ongoing basis. If the Company determines that an other-than-temporary decline in value has occurred, it recognizes an impairment loss, which is measured as the difference between the book value and the fair value of the investment. Fair value is generally determined using an income approach based on discounted cash flows. The inputs utilized in the analyses are classified as Level 3 inputs within the fair value hierarchy as defined in ASC 820, “Fair Value Measurement” and primarily consist of expected investee revenue and costs, estimated production volumes and discount rates.
The Company also has investments in private and publicly traded technology companies over which it does not have the ability to exercise significant influence. The Company has elected to use the measurement alternative, defined as cost, less impairments, adjusted by observable price changes to measure the private equity investments. The Company values its investments in publicly traded equity securities using the closing price on the measurement date, as reported on the stock exchange on which the securities are traded.
Private equity investments are subject to impairment reviews which considers both qualitative and quantitative factors that may have a significant impact on the investee’s fair value. Upon determining that an impairment may exist, the security’s fair value is calculated using the best information available, which may include cash flow projections or other available market data and compared to its carrying value. An impairment is recognized immediately if the carrying value exceeds the fair value.
Long-lived assets
Fixed assets are recorded at historical cost. Depreciation is provided on a straight-line basis over the estimated useful lives of fixed assets at annual rates of 2 1∕2% to 5% for buildings, 7% to 10% for general purpose equipment and 10% to 33% for special purpose equipment.
Finite-lived intangible assets, which have arisen principally through acquisitions, include customer relationship intangibles and patents and licences. These finite-lived intangible assets are amortized on a straight-line basis over their estimated useful lives which range from 4 to 15 years.
The Company assesses fixed and finite-lived intangible assets for recoverability whenever indicators of impairment exist. If the carrying value of the asset exceeds the estimated undiscounted cash flows from the use of the asset, then an impairment loss is recognized to write the asset down to fair value. The fair value of fixed and finite-lived intangible assets is generally determined using estimated discounted future cash flows.
Goodwill
Goodwill represents the excess of the cost of an acquired enterprise over the fair value of the identifiable assets acquired and liabilities assumed less any subsequent write-downs for impairment. Goodwill is reviewed for impairment in the fourth quarter of each year, or more frequently if indicators of potential impairment exist. Goodwill impairment is assessed based on a comparison of the fair value of a reporting unit to the underlying carrying value of the reporting unit’s net assets, including goodwill. When the carrying amount of the reporting unit exceeds its fair value, an impairment is recognized based on that difference. The fair value of a reporting unit is determined using its estimated discounted future cash flows.
Tooling and Pre-Production Engineering Costs Related to Long-Term Supply Agreements
The Company incurs pre-production engineering and tooling costs related to the products produced for its customers under long-term supply agreements. Customer reimbursements for tooling and pre-production engineering activities that are part of a long-term supply arrangement are accounted for as a reduction of cost. Pre-production costs related to long-term supply arrangements with a contractual guarantee for reimbursement and capitalized tooling are included in Other assets.
The Company expenses all pre-production engineering costs for which reimbursement is not contractually guaranteed by the customer. All tooling costs related to customer-owned tools for which reimbursement is not contractually guaranteed by the customer or for which the Company does not have a non-cancelable right to use the tooling are also expensed.
Warranty
The Company has assurance warranties and records product warranty liabilities based on its individual customer agreements. Under most customer agreements, the Company only accounts for existing or probable claims on product default issues when amounts related to such issues are probable and reasonably estimable. However, for certain complete vehicle assembly, powertrain systems and electronics contracts, the Company records an estimate of future warranty-related costs based on the terms of the specific customer agreements and/or the Company’s warranty experience. Product liability and recall provisions are established based on the Company’s best estimate of the amounts necessary to settle existing claims which typically take into account: the number of units that may be returned; the cost of the product being replaced; labour to remove and replace the defective part; and the customer’s administrative costs relating to the recall. Judgement is also required as to the ultimate negotiated sharing of the cost between the Company, the customer and, in some cases, a supplier to the Company.
When a decision to recall a product has been made or is probable, the Company’s portion of the estimated cost of the recall is recorded as a charge to net income in that period. The Company monitors warranty activity on an ongoing basis and adjusts reserve balances when it is probable that future warranty costs will be different than those previously estimated.
38   ANNUAL REPORT 2021

Income taxes
The Company uses the liability method of tax allocation to account for income taxes. Under the liability method of tax allocation, deferred tax assets and liabilities are determined based on differences between the financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. The Company assesses whether valuation allowances should be established or maintained against its deferred tax assets based on consideration of all available evidence using a “more-likely-than-not” standard. The factors the Company uses to assess the likelihood of realization are its history of losses, forecasts of future pre-tax income and tax planning strategies that could be implemented to realize the deferred tax assets.
No deferred tax liability is recorded for taxes on undistributed earnings and translation adjustments of foreign subsidiaries if these items are considered to be reinvested for the foreseeable future. Taxes are recorded on such foreign undistributed earnings and translation adjustments when it becomes apparent that such earnings will be distributed in the foreseeable future and the Company will incur further tax on remittance.
Recognition of uncertain tax positions is dependent on whether it is more-likely-than-not that a tax position will be sustained upon examination, including resolution of any related appeals or litigation processes, based on the technical merits of the position. A tax position that meets the more-likely-than-not recognition threshold is measured at the largest amount of tax benefit that is greater than 50% likely of being realized upon ultimate settlement. The Company recognizes interest and penalties related to uncertain tax positions in income tax expense.
Leases
The Company determines if an arrangement is a lease or contains a lease at inception. Leases with an initial term of 12 months or less are considered short-term and are not recorded on the balance sheet. The Company recognizes operating lease expense for these leases on a straight-line basis over the lease term.
Operating lease right-of-use [“ROU”] assets and operating lease liabilities are recognized based on the present value of the future lease payments over the lease term at the commencement date. As the rate implicit in the lease is not readily determinable for the Company’s operating leases, an incremental borrowing rate is generally used to determine the present value of future lease payments. The incremental borrowing rate for each lease is based on the Company’s estimated borrowing rate over a similar term to that of the lease payments, adjusted for various factors including collateralization, location and currency.
A majority of the Company’s leases for manufacturing facilities are subject to variable lease-related payments, such as escalation clauses based on consumer price index rates or other similar indices. Variable payments that are based on an index or a rate are included in the recognition of the Company’s ROU assets and lease liabilities using the index or rate at lease commencement. Subsequent changes to these lease payments due to rate or index updates are recorded as lease expense in the period incurred.
The Company’s lease agreements generally exclude non-lease components, and do not contain any material residual value guarantees or material restrictive covenants.
Employee future benefit plans
The cost of providing benefits through defined benefit pensions, lump sum termination and long-term service payment arrangements, and post-retirement benefits other than pensions is actuarially determined and recognized in income using the projected benefit method pro-rated on service and management’s best estimate of expected plan investment performance, salary escalation, retirement ages of employees and, with respect to medical benefits, expected health care costs. Differences arising from plan amendments, changes in assumptions and experience gains and losses that are greater than 10% of the greater of: [i] the accrued benefit obligation at the beginning of the year; and [ii] the fair value [or market related value] of plan assets at the beginning of the year, are recognized in income over the expected average remaining service life of employees. Plan assets are valued at fair value. The cost of providing benefits through defined contribution pension plans is charged to income in the period in respect of which contributions become payable.
The funded status of the plans is measured as the difference between the fair value of the plan assets and the projected benefit obligation [“PBO”]. The aggregate of all overfunded plans is recorded in other assets, and the aggregate of all underfunded plans is recorded in long-term employee benefit liabilities. The portion of the amount by which the actuarial present value of benefits included in the PBO exceeds the fair value of plan assets, payable in the next twelve months, is reflected in other accrued liabilities.
Revenue recognition
The Company enters into contracts with its customers to provide production parts or assembled vehicles. Contracts do not commit the customer to a specified quantity of products; however, the Company is generally required to fulfill its customers’ purchasing requirements for the production life of the vehicle. Contracts do not typically become a performance obligation until the Company receives a purchase order and a customer release for a specific number of parts or assembled vehicles at a specified price. While long-term supply agreements may range from five to seven years, contracts may be terminated by customers at any time. Historically, terminations have been minimal. Contracts may also provide for annual price reductions over the production life of the vehicle, and prices are adjusted on an ongoing basis to reflect changes in product content/cost and other commercial factors.
Revenue is recognized at the point in time when control of the parts produced or assembled vehicles are transferred to the customer according to the terms of the contract. The amount of revenue recognized reflects the consideration that the Company expects to be entitled to in exchange for those
MAGNA INTERNATIONAL INC.   39

products based on purchase orders and ongoing price adjustments [some of which is accounted for as variable consideration]. The Company uses the expected value method, taking into account historical data and the status of current negotiations, to estimate the amount to which it expects to be entitled. Significant changes to the Company’s estimates of variable consideration are not expected.
The Company’s complete vehicle assembly contracts with customers are complex and often include promises to transfer multiple products and services, some of which may be implicitly contracted for. For these arrangements, each good or service is evaluated to determine whether it represents a distinct performance obligation, and whether it should be characterized as revenue or reimbursement of costs incurred. The total transaction price is then allocated to the distinct performance obligations based on the expected cost plus a margin approach and amounts related to revenue are recognized as discussed above.
The Company also performs tooling and engineering activities for its customers that are not part of a long-term production arrangement. Tooling and engineering revenue is recognized at a point in time or over time depending, among other considerations, on whether the Company has an enforceable right to payment plus a reasonable profit, for performance completed to date. Over-time recognition utilizes costs incurred to date relative to total estimated costs at completion, to measure progress toward satisfying performance obligations. Revenue is recognized as control is transferred to customers, in an amount that reflects the consideration the Company expects to be entitled to in exchange for those goods and services. For the year ended December 31, 2021, total tooling and engineering sales were $783 million [2020 – $739 million].
The Company’s customers pay for products received in accordance with payment terms that are customary in the industry, typically 30 to 90 days. The Company’s contracts with its customers do not have significant financing components.
Taxes assessed by a governmental authority that are both imposed on, and concurrent with, a specific revenue-producing transaction that are collected by the Company from a customer are excluded from revenue.
Contract Assets and Liabilities
The Company’s contract assets relate to the right to consideration for work completed but not yet billed and are included in Accounts Receivable. Amounts may not exceed their net realizable value. As at December 31, 2021, the Company’s unbilled accounts receivable balance was $528 million [2020 – $425 million]. Contract assets do not include the costs of obtaining or fulfilling a contract with a customer, as these amounts are generally expensed as incurred.
Customer advances are recorded as deferred revenue [a contract liability]. For the years ended December 31, 2021 and 2020, the contract liability balances were $273 million and $214 million, respectively. During the year ended December 31, 2021 and 2020, the Company recognized $140 million and $81 million, respectively, of previously recorded contract liabilities into revenue as performance obligations were satisfied.
Government assistance
The Company makes periodic applications for financial assistance under available government assistance programs in the various jurisdictions that the Company operates. Grants relating to capital expenditures are reflected as a reduction of the cost of the related assets. Grants relating to current operating expenditures may be deferred and recognized in the consolidated statement of income over the period necessary to match them with the costs that they are intended to compensate and are presented as a reduction of the related expense. The Company also receives tax credits and tax super allowances, the benefits of which are recorded as a reduction of income tax expense. In addition, the Company receives loans which are recorded as liabilities in amounts equal to the cash received. When a government loan is issued to the Company at a below-market rate of interest, the loan is initially recorded at its net present value and accreted to its face value over the period of the loan. The benefit of the below-market rate of interest is accounted for similar to a government grant and is measured as the difference between the initial carrying value of the loan and the cash proceeds received.
Research and development
Costs incurred in connection with research and development activities, to the extent not recoverable from the Company’s customers, are charged to expense as incurred. For the years ended December 31, 2021 and 2020, research and development costs charged to expense were $634 million and $830 million, respectively.
Restructuring
Restructuring costs may include employee termination benefits, as well as other costs resulting from restructuring actions. These actions may result in employees receiving voluntary or involuntary employee termination benefits, which are mainly pursuant to union or other contractual agreements or statutory requirements. Voluntary termination benefits are accrued when an employee accepts the related offer. Involuntary termination benefits are accrued upon the commitment to a termination plan and when liabilities are determined to be probable and estimable. Additional elements of severance and termination benefits associated with nonrecurring benefits may be recognized rateably over each employee’s required future service period. All other restructuring costs are expensed as incurred.
Earnings per Common Share
Basic earnings per Common Share are calculated on net income attributable to Magna International Inc. using the weighted average number of Common Shares outstanding during the year.
40   ANNUAL REPORT 2021

Diluted earnings per Common Share are calculated on the weighted average number of Common Shares outstanding, including an adjustment for stock options outstanding using the treasury stock method.
Common Shares that have not been released under the Company’s restricted stock plan or are being held in trust for purposes of the Company’s restricted stock unit program have been excluded from the calculation of basic earnings per share, but have been included in the calculation of diluted earnings per share.
2.
OTHER EXPENSE, NET

Other expense, net consists of significant items such as: impairment charges; restructuring costs generally related to significant plant closures or consolidations; net (gains) losses on investments; gains or losses on disposal of facilities or businesses; and other items not reflective of on-going operating profit or loss. Other expense, net consists of:

	2021	2020
Restructuring and impairments [a]	$101	$269
Net losses (gains) on investments [b]	2	(32)
Merger agreement termination fee [c]	(100)	–
Gain on business combinations [d]	(40)	–
Loss on sale of business [e]	75	–
Impairment of equity-accounted investments [f]	–	347
Other expense, net	$38	$584

[a]
Restructuring and impairments

For the year ended December 31, 2021, the company recorded restructuring and impairment charges of  $67 million [$52 million after tax] for its Power & Vision segment, $18 million [$17 million after tax] for its Seating Systems segment and $16 million [$14 million after tax] for its Body Exteriors & Structures segment.
During 2020, the Company recorded restructuring and impairment charges of  $123 million [$118 million after tax] for its Body Exteriors & Structures segment, $115 million [$90 million after tax] for its Power & Vision segment and $31 million [$29 million after tax] for its Seating Systems segment. Of the total charges, $168 million was related to restructuring plans implemented by the Company to right-size its business in response to the impact that COVID-19 was expected to have on vehicle production volumes over the short to medium term. These restructuring plans included plant closures and workforce reductions which were substantially completed by December 31, 2021.
[b]
Net losses (gains) on investments

For the year ended December 31, 2021, the Company recorded unrealized losses of  $6 million [$12 million after tax] on the revaluation of public and private equity investments and unrealized gains of  $4 million [$3 million after tax] related to the revaluation of public company warrants [note 7].
During 2020, the Company recorded unrealized gains of  $34 million [$29 million after tax] on the revaluation of its private equity investments and a non-cash impairment charge of  $2 million [$2 million after tax] related to a private equity investment, which was included in the Corporate segment.
[c]
Merger agreement termination fee

In the fourth quarter of 2021, Veoneer, Inc. [“Veoneer”] terminated its merger agreement with the Company. In connection with the termination of the merger agreement, Veoneer paid Magna a termination fee which, net of the Company’s associated transaction costs, amounted to $100 million [ $75 million after tax].
[d]
Gain on business combinations

During 2021, the Company acquired a 65% equity interest and a controlling financial interest in Chongqing Hongli Zhixin Scientific Technology Development Group LLC (“Hongli”). The acquisition included an additional 15% equity interest in two entities that were previously equity accounted for by the Company. On the change in basis of accounting, the Company recognized a $22 million gain [$22 million after tax][note 5].
The Company also recorded a gain of  $18 million [$18 million after tax] in connection with the distribution of substantially all of the assets of the Company’s European joint venture, Getrag Ford Transmission GmbH [note 5].
[e]
Loss on sale of business

During 2021, the Company sold three Body Exteriors & Structures operations in Germany. Under the terms of the arrangement, the Company provided the buyer with $41 million of funding, resulting in a loss on disposal of  $75 million [$75 million after tax].
MAGNA INTERNATIONAL INC.   41

[f]
Impairment of equity-accounted investments

The following table summarizes the impairment charges and loss on sale recorded for certain investments in our Power & Vision segment in 2020:
2020
Impairment of Getrag (Jiangxi) Transmission Co., Ltd. [“GJT”] (i)	$337
Loss on sale and impairment of Dongfeng Getrag Transmission Co. Ltd. [“DGT”] (ii)	10
Total impairments and loss on sale of equity-accounted investments	347
Tax effect on Other Expense, net	(53)
Loss attributable to non-controlling interests	(75)
Non-cash impairment charge included in Net income attributable to Magna International Inc.	$219

[i]
An impairment for GJT was recorded based on pricing pressure in the China market as well as additional declines in volume and sales projections for the foreseeable future. In the fourth quarter of 2020, the governing documents related to GJT were revised, providing the Company with a controlling financial interest. As a result, the Company began consolidating GJT on December 29, 2020, the effective date of the amendments [note 5].

[ii]
During 2020, we recorded a $10 million [$10 million after tax] loss on the sale of our 50% interest in DGT.

3.
EARNINGS PER SHARE

Earnings per share are computed as follows:

	2021	2020
Basic earnings per Common Share:
Net income attributable to Magna International Inc.	$1,514	$757
Weighted average number of Common Shares outstanding during the year	300.6	299.7
Basic earnings per Common Share	$5.04	$2.52
Diluted earnings per Common Share [a]:
Net income attributable to Magna International Inc.	$1,514	$757
Weighted average number of Common Shares outstanding during the year	300.6	299.7
Stock options and restricted stock	2.2	0.7
	302.8	300.4
Diluted earnings per Common Share	$5.00	$2.52

[a]
Diluted earnings per Common Share exclude 0.4 million [2020 – 4.7 million] Common Shares issuable under the Company’s Incentive Stock Option Plan because these options were not “in-the-money”. The dilutive effect of participating securities using the two-class method was excluded from the calculation of earnings per share because the effect would be immaterial.

4.
DETAILS OF CASH FROM OPERATING ACTIVITIES

[a]
Cash, cash equivalents and restricted cash equivalents consist of:

	2021	2020
Bank term deposits and bankers’ acceptances	$1,984	$1,987
Cash	964	1,281
Cash and cash equivalents	$2,948	$3,268
Restricted cash equivalents included in prepaid expenses [i]	–	106
	$2,948	$3,374

[i]
In connection with the repayment of the credit facility, the deposit included in prepaid expenses was released [note 15].

42   ANNUAL REPORT 2021

[b]
Items not involving current cash flows:

	2021	2020
Depreciation and amortization	$1,512	$1,366
Amortization of other assets included in cost of goods sold	255	215
Deferred revenue amortization	(188)	(89)
Other non-cash charges	25	66
Future tax (recovery) expenses	(76)	17
Equity income less than (in excess of) dividends received	11	(10)
Impairment charges	–	435
Non-cash portion of Other expense, net [note 2]	37	(24)
	$1,576	$1,976

[c]
Changes in operating assets and liabilities:

	2021	2020
Accounts receivable	$114	$(42)
Inventories	(653)	37
Prepaid expenses and other	(39)	(12)
Accounts payable	160	274
Accrued salaries and wages	58	(8)
Other accrued liabilities	48	398
Income taxes payable	123	(22)
	$(189)	$625

5.
BUSINESS COMBINATIONS

On March 1, 2021, substantially all of the assets of the Company’s European joint venture with Ford Motor Company [“Ford”], GFT, were distributed to either Ford or the Company, which resulted in the Company recording an $18 million gain [note 2]. As part of the distribution, the Company received GFT’s non-controlling interest in a Chinese joint venture controlled by the Company, a facility in Europe and net cash of  $94 million.
On January 1, 2021, the Company acquired a 65% equity interest and a controlling financial interest in Hongli, a China-based supplier of seat structures and related systems. The acquisition included an additional 15% equity interest in two entities that were previously equity accounted for by the Company. On the change in basis of accounting, the Company recognized a $22 million gain [note 2]. The total purchase price was $95 million [net of  $17 million cash acquired]. The acquisition resulted in the recognition of goodwill of  $90 million, intangible assets of  $53 million and debt of $45 million.
During 2020, the governing documents related to GJT were revised to extend the term of the venture and grant additional rights to the Company, resulting in a controlling financial interest. Accordingly, the Company recorded a $239 million disposition of its equity method investment and began consolidating the entity on December 29, 2020. The transaction was accounted for as a business combination which primarily resulted in the recognition of cash of  $98 million, fixed assets of  $211 million, minority interest of  $122 million and other net assets of  $52 million. The change in the method of accounting for the entity did not have an impact on the Company’s results of operations.
MAGNA INTERNATIONAL INC.   43

6.
INVENTORIES

Inventories consist of:

	2021	2020
Raw materials and supplies	$1,598	$1,226
Work-in-process	400	340
Finished goods	506	470
Tooling and engineering	1,465	1,408
	$3,969	$3,444

Tooling and engineering inventory represents costs incurred on tooling and engineering services contracts in excess of billed and unbilled amounts included in accounts receivable.
7.
INVESTMENTS

	2021	2020
Equity method investments [a]	$1,031	$677
Public and private equity investments	358	270
Warrants [b]	204	–
	$1,593	$947

[a]
The ownership percentages and carrying values of the Company’s principal equity method investments at December 31 were as follows [in millions, except percentages]:

		2021	2020
LG Magna e-Powertrain Co., Ltd. [i]	49.0%	$481	$–
Litens Automotive Partnership [ii]	76.7%	$291	$273
Hubei HAPM Magna Seating Systems Co., Ltd.	49.9%	$127	$121

[i]
On July 28, 2021, the Company’s Power & Vision segment formed a joint venture with LG Electronics [“LG”], LG Magna e-Powertrain Co., Ltd. [“LME”], for cash consideration of  $517 million. LME is a variable interest entity [“VIE”] and depends on the Company and LG for funding. The Company is not considered the primary beneficiary. The Company’s known maximum exposure to loss approximated the carrying value of its investment balance as at December 31, 2021.

The difference between the purchase price of the Company’s investment in LME and its proportionate share of the fair value of LME’s net assets created a basis difference of  $188 million, which has been allocated on a preliminary basis as follows:

Equity method goodwill	$118
Intangible assets	47
Fixed assets	47
Deferred tax liabilities	(24)
Total basis difference included in equity method investments	$188
The basis differences for intangible and fixed assets are being amortized over an average estimated useful life of 8 years.
[ii]
The Company accounts for its investments under the equity method of accounting as a result of significant participating rights that prevent control.

44   ANNUAL REPORT 2021

[b]
In October 2020, the Company signed agreements with Fisker Inc. [“Fisker”] for the platform sharing, engineering and manufacturing of the Fisker Ocean SUV. In connection with the arrangement, Fisker issued approximately 19.5 million penny warrants to the Company to purchase common stock, which vest based on specified milestones. During 2021, two third of the warrants vested with a value of  $201 million. The initial value attributable to the warrants was deferred within other accrued liabilities and other long-term liabilities and is being recognized in income as performance obligations are satisfied.

Cumulative unrealized gains on equity securities were $63 million and $65 million as at December 31, 2021 and 2020, respectively.
A summary of the total financial results, as reported by the Company’s equity method investees, in the aggregate, at December 31 was as follows:
Summarized Balance Sheets

	2021	2020
Current assets	$1,825	$1,510
Non-current assets	$1,838	$1,748
Current liabilities	$1,269	$873
Long-term liabilities	$450	$835

Summarized Income Statements

	2021	2020
Sales	$3,303	$3,384
Cost of goods sold & expenses	3,156	3,140
Net income	$147	$244

Sales to equity method investees were approximately $65 million and $104 million for the years ended December 31, 2021 and 2020, respectively.
8.
FIXED ASSETS

Fixed assets consist of:

	2021	2020
Cost
Land	$198	$195
Buildings	2,719	2,709
Machinery and equipment	17,355	17,217
	20,272	20,121
Accumulated depreciation
Buildings	(1,223)	(1,147)
Machinery and equipment	(10,756)	(10,499)
	$8,293	$8,475

Included in the cost of fixed assets are construction in progress expenditures of  $1.0 billion [2020 – $1.0 billion] that have not been depreciated.
MAGNA INTERNATIONAL INC.   45

9.
GOODWILL

The following is a continuity of the Company’s goodwill by segment:
	Body Exteriors & Structures	Power & Vision	Seating Systems	Complete Vehicles	Total
Balance, December 31, 2019	$453	$1,243	$169	$111	$1,976
Acquisitions	4	–	1	–	5
Foreign exchange and other	21	77	6	10	114
Balance, December 31, 2020	478	1,320	176	121	2,095
Acquisitions	–	29	93	–	122
Foreign exchange and other	(7)	(80)	1	(9)	(95)
Balance, December 31, 2021	$471	$1,269	$270	$112	$2,122

10.
INCOME TAXES

[a]
The provision for income taxes differs from the expense that would be obtained by applying the Canadian statutory income tax rate as a result of the following:

	2021	2020
Canadian statutory income tax rate	26.5%	26.5%
Tax on repatriation of foreign earnings	2.9	4.4
Net effect of losses not benefited	1.8	8.1
Re-measurement of deferred tax assets [i]	1.5	–
Foreign exchange re-measurement [ii]	1.2	3.4
Impairment of investments [note 2]	–	8.6
Manufacturing and processing profits deduction	(0.2)	(0.1)
Valuation allowance on deferred tax assets	(0.7)	0.6
Earnings of equity accounted investees	(1.3)	(3.6)
Reserve for uncertain tax positions	(2.5)	(4.0)
Research and development tax credits	(3.4)	(3.7)
Foreign rate differentials	(3.9)	(7.3)
Others	(1.6)	(0.2)
Effective income tax rate	20.3%	32.7%

[i]
Re-measurement of deferred tax assets of a China subsidiary.

[ii]
Includes foreign exchange gains reported on U.S. dollar denominated assets for Mexican tax purposes that are not recognized for GAAP purposes and losses related to the re-measurement of financial statement balances of foreign subsidiaries, primarily in Mexico, that are maintained in a currency other than their functional currency.

[b]
The details of income before income taxes by jurisdiction are as follows:

	2021	2020
Canadian	$220	$93
Foreign	1,728	913
	$1,948	$1,006

46   ANNUAL REPORT 2021

[c]
The details of the income tax provision are as follows:

	2021	2020
Current
Canadian	$63	$10
Foreign	408	302
	471	312
Deferred
Canadian	(4)	17
Foreign	(72)	–
	(76)	17
	$395	$329

[d]
Deferred income taxes have been provided on temporary differences, which consist of the following:

	2021	2020
Tax on undistributed foreign earnings	$43	$23
Re-measurement of deferred tax assets	28	–
Liabilities currently not deductible for tax	5	(2)
Change in valuation allowance on deferred tax assets	(13)	6
Net tax losses benefited	(22)	(38)
Tax depreciation (less than) in excess of book depreciation	(30)	50
Book amortization in excess of tax amortization	(58)	(17)
Others	(29)	(5)
	$(76)	$17

[e]
Deferred tax assets and liabilities consist of the following temporary differences:

	2021	2020
Assets
Tax benefit of loss carryforwards	$766	$735
Operating lease liabilities	409	469
Liabilities currently not deductible for tax	219	259
Tax credit carryforwards	84	64
Unrealized loss on foreign exchange hedges and retirement liabilities	59	87
Others	30	46
	1,567	1,660
Valuation allowance against tax benefit of loss carryforwards	(586)	(569)
Other valuation allowance	(125)	(206)
	$856	$885
Liabilities
Operating lease right-of-use assets	415	470
Tax depreciation in excess of book depreciation	228	239
Tax on undistributed foreign earnings	206	163
Unrealized gain on remeasurement of investments	12	11
Unrealized gain on foreign exchange hedges and retirement liabilities	11	17
Other assets book value in excess of tax values	3	65
	875	965
Net deferred tax liabilities	$(19)	$(80)

MAGNA INTERNATIONAL INC.   47

The net deferred tax liabilities are presented on the consolidated balance sheet in the following categories:

	2021	2020
Long-term deferred tax assets	$421	$372
Long-term deferred tax liabilities	(440)	(452)
	$(19)	$(80)

[f]
Deferred income taxes have not been provided on $4.9 billion of undistributed earnings of certain foreign subsidiaries, as the Company has concluded that such earnings should not give rise to additional tax liabilities upon repatriation or are indefinitely reinvested. A determination of the amount of the unrecognized tax liability relating to the remittance of such undistributed earnings is not practicable.

[g]
Income taxes paid in cash [net of refunds] were $341 million for the year ended December 31, 2021 [2020 – $336 million].

[h]
As of December 31, 2021, the Company had domestic and foreign operating loss carryforwards of  $3.0 billion and tax credit carryforwards of $84 million. Approximately $1.9 billion of the operating losses can be carried forward indefinitely. The remaining operating losses and tax credit carryforwards expire between 2022 and 2041.

[i]
As at December 31, 2021 and 2020, the Company’s gross unrecognized tax benefits were $142 million and $182 million, respectively [excluding interest and penalties], of which $126 million and $165 million, respectively, if recognized, would affect the Company’s effective tax rate. The gross unrecognized tax benefits differ from the amount that would affect the Company’s effective tax rate due primarily to the impact of the valuation allowance on deferred tax assets. A summary of the changes in gross unrecognized tax benefits is as follows:

	2021	2020
Balance, beginning of year	$182	$192
Increase based on tax positions related to current year	11	27
Increase based on tax positions of prior years	2	–
Increase related to acquisitions	–	11
Settlements	(5)	(1)
Foreign currency translation	(5)	5
Statute expirations	(43)	(52)
	$142	$182

As at December 31, 2021 and 2020, the Company had recorded interest and penalties on the unrecognized tax benefits of  $26 million and $43 million, respectively, which reflects a decrease of  $17 and $3 million in expenses related to changes in its reserves for interest and penalties in 2021 and 2020, respectively.
The Company operates in multiple jurisdictions, and its tax returns are periodically audited or subject to review by both domestic and foreign tax authorities. During the next twelve months, it is reasonably possible that, as a result of audit settlements, the conclusion of current examinations or the expiration of the statute of limitations in several jurisdictions, the Company may decrease the amount of its gross unrecognized tax benefits [including interest and penalties] by approximately $73 million, of which $66 million, if recognized, would affect its effective tax rate.
The Company considers its significant tax jurisdictions to include Canada, the United States, Austria, Germany, Mexico and China. With few exceptions, the Company remains subject to income tax examination in Germany for years after 2007, China, Mexico and Austria for years after 2015, Canada for years after 2016 and the U.S. federal jurisdiction after 2017.
48   ANNUAL REPORT 2021

11.
INTANGIBLE ASSETS

Intangible assets consist of:

	Remaining weighted average useful life in years	2021	2020
Cost
Customer relationship intangibles	7	$386	$348
Computer software	1	463	463
Patents and licenses	7	314	282
		1,163	1,093
Accumulated depreciation
Customer relationship intangibles		(175)	(150)
Computer software		(360)	(361)
Patents and licenses		(135)	(101)
		$493	$481

The Company recorded $114 million and $85 million of amortization expense related to finite-lived intangible assets for the years ended December 31, 2021 and 2020, respectively. The Company currently estimates annual amortization expense to be $111 million for 2022, $77 million for 2023, $59 million for 2024, $54 million for 2025 and $51 million for 2026.
12.
OTHER ASSETS

Other assets consist of:

	2021	2020
Preproduction costs related to long-term supply agreements	$668	$694
Long-term receivables	184	209
Unrealized gain on cash flow hedges [note 21]	11	16
Pension overfunded status [note 17[a]]	41	4
Other	58	40
	$962	$963

13.
EMPLOYEE EQUITY AND PROFIT PARTICIPATION PROGRAM

During the year ended December 31, 2021, a trust which exists to make orderly purchases of the Company’s shares for employees for transfer to the Employee Equity and Profit Participation Program [“EEPPP”], borrowed up to $38 million [2020 – $38 million] from the Company to facilitate the purchase of Common Shares. At December 31, 2021, the trust’s indebtedness to Magna was $38 million [2020 – $38 million]. The Company nets the receivable from the trust with the Company’s accrued EEPPP payable in accrued wages and salaries.
14.
WARRANTY

The following is a continuity of the Company’s warranty accruals:

	2021	2020
Balance, beginning of year	$284	$252
Expense, net	82	164
Settlements	(111)	(165)
Business combination	2	21
Foreign exchange and other	(10)	12
	$247	$284

MAGNA INTERNATIONAL INC.   49

15.
DEBT

Short-term borrowings
[a]
Credit Facilities

The Company had an agreement for a credit facility that was drawn in euros that was secured with a USD cash deposit of 105% of the outstanding balance. During 2021, all amounts drawn under the credit facility were repaid and the facility was terminated [note 4].
On December 10, 2021, the Company amended its U.S. $750 million 364 day syndicated revolving credit facility, including an extension of the maturity date to December 9, 2022. The facility can be drawn in U.S. dollars or Canadian dollars. As of December 31, 2021, the Company has not borrowed any funds under this credit facility.
[b]
Commercial Paper Program

The Company has a U.S. commercial paper program [the “U.S. Program”] and a euro-commercial paper program [the “euro-Program”]. Under the U.S. Program, the Company may issue U.S. commercial paper notes up to a maximum aggregate amount of U.S. $1 billion. The U.S. Program is guaranteed by the Company’s existing global credit facility. There were no amounts outstanding as at December 31, 2021 and 2020.
Under the euro-Program, the Company may issue euro-commercial paper notes [the “euro notes”] up to a maximum aggregate amount of €500 million or its equivalent in alternative currencies. The euro notes issued are guaranteed by the Company’s existing global credit facility. There were no amounts outstanding as at December 31, 2021 and 2020.
Long-term borrowings
[a]
The Company’s long-term debt, net of unamortized issuance costs, is substantially uncollateralized and consists of the following:

	2021	2020
Senior Notes [note 15 [c]]
Cdn$425 million Senior Notes due 2022 at 3.100%	$336	$333
€550 million Senior Notes due 2023 at 1.900%	625	671
$750 million Senior Notes due 2024 at 3.625%	748	748
$650 million Senior Notes due 2025 at 4.150%	647	646
€600 million Senior Notes due 2027 at 1.500%	681	730
$750 million Senior Notes due 2030 at 2.450%	742	741
Bank term debt at a weighted average interest rate of approximately 4.86% [2020 – 4.23%], denominated primarily in Chinese renminbi, Brazilian real, euro and Indian rupee	187	189
Government loans at a weighted average interest rate of approximately 0.13% [2020 – 1.54%], denominated primarily in euro, Canadian dollar and Brazilian real	8	32
Other	19	12
	3,993	4,102
Less due within one year	455	129
	$3,538	$3,973

[b]
Future principal repayments on long-term debt are estimated to be as follows:

2022	$455
2023	692
2024	771
2025	651
2026	3
Thereafter	1,437
$4,009

[c]
All of the Senior Notes pay a fixed rate of interest semi-annually except for the €550 million and €600 million Senior Notes which pay a fixed rate of interest annually. The Senior Notes are unsecured obligations and do not include any financial covenants. The Company may redeem the Senior Notes in whole or in part at any time, at specified redemption prices determined in accordance with the terms of each of the respective indentures governing the Senior Notes.  All of the Senior Notes were issued for general corporate purposes.

50   ANNUAL REPORT 2021

[d]
On April 28, 2021, the Company amended its $2.75 billion revolving credit facility, including an extension of the maturity date for $2.6 billion from June 24, 2024 to June 24, 2026. The facility includes a $200 million Asian tranche, a $150 million Mexican tranche and a tranche for Canada, U.S. and Europe, which is fully transferable between jurisdictions and can be drawn in U.S. dollars, Canadian dollars or euros. As at December 31, 2021 and 2020, $6 million and $13 million was outstanding, respectively.

[e]
Interest expense, net includes:

	2021	2020
Interest expense
Current	$12	$9
Long-term	110	96
	122	105
Interest income	(44)	(19)
Interest expense, net	$78	$86

[f]
Interest paid in cash was $122 million for the year ended December 31, 2021 [2020 – $104 million].

16.
LEASES

The Company has entered into leases primarily for real estate, manufacturing equipment and vehicles with terms that range from 1 year to 8.5 years, excluding land use rights which generally extend over 90 years. These leases often include options to extend the term of the lease, most often for a period of 5 years. When it is reasonably certain that the option will be exercised, the impact of the option is included in the lease term for purposes of determining total future lease payments.
Costs associated with the Company’s operating lease expense were as follows:
2021
Operating lease expense	$325
Short-term lease expense	16
Variable lease expense	26
Total lease expense	$367
Supplemental information related to the Company’s operating leases was as follows:
2021
Operating cash flows – cash paid	$373
New right-of-use assets	$91
Weighted-average remaining lease term	9 years
Weighted-average discount rate	4.5%
At December 31, 2021, the Company had commitments under operating leases requiring annual payments as follows:
Total
2022	$300
2023	268
2024	234
2025	205
2026	176
2027 and thereafter	835
2,018
Less: amount representing interest	338
Total lease liabilities	$1,680
Current operating liabilities	$274
Non-current operating lease liabilities	1,406
Total lease liabilities	$1,680
MAGNA INTERNATIONAL INC.   51

As of December 31, 2021, the Company had additional operating leases, primarily for manufacturing facilities, that had not yet commenced of $12 million. These operating leases will commence during 2022 and have lease terms of 1 to 10 years.
The Company’s finance leases were not material for any of the periods presented.
17.
LONG-TERM EMPLOYEE BENEFIT LIABILITIES

Long-term employee benefit liabilities consist of:

	2021	2020
Defined benefit pension plans and other [a]	$196	$216
Termination and long-term service arrangements [b]	456	468
Retirement medical benefits plans [c]	26	29
Other long-term employee benefits	22	16
Long-term employee benefit obligations	$700	$729

[a]
Defined benefit pension plans

The Company sponsors a number of defined benefit pension plans and similar arrangements for its employees. All pension plans are funded to at least the minimum legal funding requirements, while European defined benefit pension plans are unfunded.
The weighted average significant actuarial assumptions adopted in measuring the Company’s obligations and costs are as follows:

	2021	2020
Projected benefit obligation
Discount rate	2.4%	2.1%
Rate of compensation increase	2.7%	2.4%
Net periodic benefit cost
Discount rate	2.3%	2.8%
Rate of compensation increase	2.6%	2.4%
Expected return on plan assets	4.1%	4.6%

52   ANNUAL REPORT 2021

Information about the Company’s defined benefit pension plans is as follows:

	2021	2020
Projected benefit obligation
Beginning of year	$731	$659
Current service cost	10	10
Interest cost	12	17
Actuarial (gains) losses and changes in actuarial assumptions	(37)	43
Benefits paid	(27)	(23)
Divestiture	11	–
Foreign exchange	(11)	25
End of year	689	731
Plan assets at fair value [i]
Beginning of year	517	478
Return on plan assets	25	42
Employer contributions	12	9
Benefits paid	(23)	(18)
Foreign exchange	1	6
End of year	532	517
Ending funded status – Plan deficit	$157	$214
Amounts recorded in the consolidated balance sheet
Non-current asset [note 12]	$(41)	$(4)
Current liability	2	2
Non-current liability	196	216
Net amount	$157	$214
Amounts recorded in accumulated other comprehensive income
Unrecognized actuarial losses	$(112)	$(158)
Net periodic benefit cost
Current service cost	$10	$10
Interest cost	12	17
Return on plan assets	(21)	(21)
Actuarial losses	8	5
Net periodic benefit cost	$9	$11

[i]
The asset allocation of the Company’s defined benefit pension plans at December 31, 2021 and the target allocation for 2022 is as follows:

	2022	2021
Fixed income securities	55-80%	63%
Equity securities	25-50%	33%
Cash and cash equivalents	0-10%	4%
	100%	100%

Substantially all of the plan assets’ fair value has been determined using significant observable inputs [level 2] from indirect market prices on regulated financial exchanges.
The expected rate of return on plan assets was determined by considering the Company’s current investment mix, the historic performance of these investment categories and expected future performance of these investment categories.
MAGNA INTERNATIONAL INC.   53

[b]
Termination and long-term service arrangements

Pursuant to labour laws and national labour agreements in certain European countries and Mexico, the Company is obligated to provide lump sum termination payments to employees on retirement or involuntary termination, and long service payments contingent upon persons reaching a predefined number of years of service.
The weighted average significant actuarial assumptions adopted in measuring the Company’s projected termination and long-term service benefit obligations and net periodic benefit cost are as follows:

	2021	2020
Discount rate	2.4%	2.1%
Rate of compensation increase	3.1%	3.1%

Information about the Company’s termination and long-term service arrangements is as follows:

	2021	2020
Projected benefit obligation
Beginning of year	$478	$446
Current service cost	23	32
Interest cost	9	8
Actuarial losses (gains) and changes in actuarial assumptions	10	(13)
Benefits paid	(23)	(27)
Foreign exchange	(30)	32
Ending funded status – Plan deficit	$467	$478
Amounts recorded in the consolidated balance sheet
Current liability	$11	$10
Non-current liability	456	468
Net amount	$467	$478
Amounts recorded in accumulated other comprehensive income
Unrecognized actuarial losses	$(112)	$(106)
Net periodic benefit cost
Current service cost	$23	$32
Interest cost	9	8
Actuarial losses	4	6
Net periodic benefit cost	$36	$46

[c]
Retirement medical benefits plans

The Company sponsors a number of retirement medical plans which were assumed on certain acquisitions in prior years. These plans are frozen to new employees and incur no current service costs.
In addition, the Company sponsors a retirement medical benefits plan that was amended during 2009 such that substantially all employees retiring on or after August 1, 2009 no longer participate in the plan.
The weighted average discount rates used in measuring the Company’s projected retirement medical benefit obligations and net periodic benefit cost are as follows:

	2021	2020
Retirement medical benefit obligations	2.8%	2.4%
Net periodic benefit cost	2.4%	3.1%
Health care cost inflation	6.4%	6.6%

54   ANNUAL REPORT 2021

Information about the Company’s retirement medical benefits plans are as follows:

	2021	2020
Projected benefit obligation
Beginning of year	$30	$29
Interest cost	1	1
Actuarial (gains) losses and changes in actuarial assumptions	(3)	1
Benefits paid	(1)	(1)
Ending funded status – Plan deficit	$27	$30
Amounts recorded in the consolidated balance sheet
Current liability	$1	$1
Non-current liability	26	29
Net amount	$27	$30
Amounts recorded in accumulated other comprehensive income
Unrecognized actuarial gains	10	6
Total accumulated other comprehensive income	$10	$6
Net periodic benefit cost
Interest cost	$1	$1
Actuarial gains	(1)	(1)
Net periodic benefit cost	$–	$–

[d]
Future benefit payments

	Defined benefit pension plans	Termination and long service arrangements	Retirement medical benefits plans	Total
Expected employer contributions – 2022	$13	$11	$1	$25
Expected benefit payments:
2022	$26	$11	$1	$38
2023	25	14	1	40
2024	26	17	1	44
2025	27	19	2	48
2026	29	25	2	56
Thereafter	162	131	8	301
	$295	$217	$15	$527

18.
OTHER LONG-TERM LIABILITIES

Other long-term liabilities consist of:

	2021	2020
Long-term portion of income taxes payable	$147	$199
Deferred revenue	127	52
Asset retirement obligation	37	39
Long-term portion of fair value of hedges [note 21]	8	5
Other	57	37
	$376	$332

MAGNA INTERNATIONAL INC.   55

19.
CAPITAL STOCK

[a]
At December 31, 2021, the Company’s authorized, issued and outstanding capital stock are as follows:

Preference shares – issuable in series –
The Company’s authorized capital stock includes 99,760,000 preference shares, issuable in series. None of these shares are currently issued or outstanding.
Common Shares –
Common Shares without par value [unlimited amount authorized] have the following attributes:
[i]
Each share is entitled to one vote per share at all meetings of shareholders.

[ii]
Each share shall participate equally as to dividends.

[b]
On November 10, 2021, the Toronto Stock Exchange [“TSX”] accepted the Company’s Notice of Intention to make a Normal Course Issuer Bid relating to the purchase for cancellation, as well as purchases to fund the Company’s stock-based compensation awards or programs and/or the Company’s obligations to its deferred profit sharing plans, of up to 29.9 million Magna Common Shares [the “2021 Bid”], representing approximately 10% of the Company’s public float of Common Shares. The Bid commenced on November 15, 2021 and will terminate no later than November 14, 2022.

Previously, the Company had Normal Course Issuer Bids in place for the 12 month periods beginning in November 2020 and 2019.
The following is a summary of the Normal Course Issuer Bids [number of shares in the table below are expressed in whole numbers]:

	2021		2020
	Shares purchased	Cash amount	Shares purchased	Cash amount
2019 Bid	–	$–	5,077,882	$203
2020 Bid	3,318,523	301	–	–
2021 Bid	2,673,800	216	–	–
	5,992,323	$517	5,077,882	$203

[c]
The following table presents the maximum number of shares that would be outstanding if all the dilutive instruments outstanding at March 3, 2022 were exercised or converted:

Common Shares	296,643,367
Stock options [i]	6,090,512
302,733,879

[i]
Options to purchase Common Shares are exercisable by the holder in accordance with the vesting provisions and upon payment of the exercise price as may be determined from time to time pursuant to the Company’s stock option plans.

56   ANNUAL REPORT 2021

20.
ACCUMULATED OTHER COMPREHENSIVE LOSS

The following is a continuity schedule of accumulated other comprehensive loss:

	2021	2020
Accumulated net unrealized loss on translation of net investment in foreign operations
Balance, beginning of year	$(551)	$(907)
Net unrealized (loss) gain	(187)	348
Repurchase of shares under normal course issuer bids [note 19]	3	8
Balance, end of year	(735)	(551)
Accumulated net unrealized gain on cash flow hedges [b]
Balance, beginning of year	42	38
Net unrealized gains (loss)	34	(34)
Reclassification of net (loss) gain to net income [a]	(52)	38
Balance, end of year	24	42
Accumulated net unrealized loss on other long-term liabilities [b]
Balance, beginning of year	(224)	(221)
Net unrealized gains (loss)	26	(11)
Reclassification of net gain to net income [a]	9	8
Balance, end of year	(189)	(224)
Total accumulated other comprehensive loss [c]	$(900)	$(733)

[a]
The effects on net income of amounts reclassified from AOCL, with presentation location, were as follows:

	2021	2020
Cash flow hedges
Sales	$49	$(30)
Cost of sales	21	(21)
Income tax	(18)	13
Net of tax	52	(38)
Other long-term liabilities
Cost of sales	(11)	(9)
Income tax	2	1
Net of tax	(9)	(8)
Total gain (loss) reclassified to net income	$43	$(46)

MAGNA INTERNATIONAL INC.   57

[b]
The amount of income tax benefit that has been allocated to each component of other comprehensive loss is as follows:

	2021	2020
Accumulated net unrealized loss on translation of net investment in foreign operations	$4	$7
Accumulated net unrealized gain on cash flow hedges
Balance, beginning of year	(15)	(14)
Net unrealized (gain) loss	(11)	12
Reclassification of net loss to net income	18	(13)
Balance, end of year	(8)	(15)
Accumulated net unrealized loss on other long-term liabilities
Balance, beginning of year	35	35
Net unrealized loss	(8)	1
Reclassification of net loss to net income	(2)	(1)
Balance, end of year	25	35
Total income tax benefit	$21	$27

[c]
The amount of other comprehensive loss that is expected to be reclassified to net income during 2022 is $26 million.

21.
FINANCIAL INSTRUMENTS

[a]
Foreign exchange contracts

At December 31, 2021, the Company had outstanding foreign exchange forward contracts representing commitments to buy and sell various foreign currencies. Significant commitments are as follows:
	For Canadian dollars		For U.S. dollars
Buy (Sell)	U.S. dollar amount	Weighted average rate	Peso amount	Weighted average rate
2022	176	1.26579	7,453	0.04619
2022	(851)	0.78014	(6)	21.20347
2023	12	1.28866	4,835	0.04394
2023	(457)	0.78021	(8)	23.51812
2024	–	–	1,027	0.04208
2024	(236)	0.77730	–	–
2025	(62)	0.77950	–	–
	(1,418)		13,301
	For euros
Buy (Sell)	U.S dollar amount	Weighted average rate	Czech koruna amount	Weighted average rate
2022	137	0.84650	4,952	0.03808
2022	(121)	1.18728	–	–
2023	53	0.82876	3,196	0.03739
2023	(74)	1.19265	–	–
2024	11	0.82746	1,227	0.03652
2024	(18)	1.21729	–	–
2025	(3)	1.18615	–	–
	(15)		9,375
Based on forward foreign exchange rates as at December 31, 2021 for contracts with similar remaining terms to maturity, the pre-tax gains and losses relating to the Company’s foreign exchange forward contracts recognized in other comprehensive income were $66 million and $14 million, respectively [note 20].
The Company does not enter into foreign exchange forward contracts for speculative purposes.
58   ANNUAL REPORT 2021

[b]
Financial assets and liabilities

The Company’s financial assets and liabilities consist of the following:

	2021	2020
Financial assets
Cash, cash equivalents and restricted cash equivalents	$2,948	$3,374
Accounts receivable	6,307	6,394
Warrants and public and private equity investments	561	267
Long-term receivables included in other assets [note 12]	184	209
	$10,000	$10,244
Financial liabilities
Long-term debt (including portion due within one year)	$3,993	$4,102
Accounts payable	6,465	6,266
	$10,458	$10,368
Derivatives designated as effective hedges, measured at fair value
Foreign currency contracts
Prepaid expenses	$34	$52
Other assets	11	16
Other accrued liabilities	(12)	(11)
Other long-term liabilities	(8)	(5)
	$25	$52

[c]
Derivatives designated as effective hedges, measured at fair value

The Company presents derivatives that are designated as effective hedges at gross fair values in the consolidated balance sheets. However, master netting and other similar arrangements allow net settlements under certain conditions. The following table shows the Company’s derivative foreign currency contracts at gross fair value as reflected in the consolidated balance sheets and the unrecognized impacts of master netting arrangements:
	Gross amounts presented in consolidated balance sheets	Gross amounts not offset in consolidated balance sheets	Net amounts
December 31, 2021
Assets	$45	$14	$31
Liabilities	$(20)	$(14)	$(6)
December 31, 2020
Assets	$68	$13	$55
Liabilities	$(16)	$(13)	$(3)

[d]
Fair value

The Company determined the estimated fair values of its financial instruments based on valuation methodologies it believes are appropriate; however, considerable judgment is required to develop these estimates. Accordingly, these estimated fair values are not necessarily indicative of the amounts the Company could realize in a current market exchange. The estimated fair value amounts can be materially affected by the use of different assumptions or methodologies. The methods and assumptions used to estimate the fair value of financial instruments are described below:
Cash and cash equivalents, accounts receivable, and accounts payable.
Due to the short period to maturity of the instruments, the carrying values as presented in the consolidated balance sheets are reasonable estimates of fair values.
MAGNA INTERNATIONAL INC.   59

Publicly traded and private equity securities
The fair value of the Company’s investments in publicly traded equity securities is determined using the closing price on the measurement date, as reported on the stock exchange on which the securities are traded. [Level 1 input based on the GAAP fair value hierarchy.]
The Company estimates the value of its private equity securities based on valuation methods using the observable transaction price at the transaction date and other observable inputs including rights and obligations of the securities held by the Company. [Level 3 input based on the GAAP fair value hierarchy.]
Warrants
The Company estimates the value of its warrants based on the quoted prices in the active market for Fisker’s common shares. [Level 2 inputs based on the GAAP fair value hierarchy.]
Term debt
The Company’s term debt includes $455 million due within one year. Due to the short period to maturity of this debt, the carrying value as presented in the consolidated balance sheets is a reasonable estimate of its fair value.
Senior Notes
The fair value of our Senior Notes are classified as Level 1 when we use quoted prices in active markets and Level 2 when the quoted prices are from less active markets or when other observable inputs are used to determine fair value. At December 31, 2021, the net book value of the Company’s Senior Notes was $3.8 billion and the estimated fair value was $4.0 billion.
[e]
Credit risk

The Company’s financial assets that are exposed to credit risk consist primarily of cash and cash equivalents, accounts receivable, and foreign exchange and commodity forward contracts with positive fair values.
Cash and cash equivalents, which consist of short-term investments, are only invested in bank term deposits and bank commercial paper with an investment grade credit rating. Credit risk is further reduced by limiting the amount which is invested in certain major financial institutions.
The Company is also exposed to credit risk from the potential default by any of its counterparties on its foreign exchange forward contracts. The Company mitigates this credit risk by dealing with counterparties who are major financial institutions that the Company anticipates will satisfy their obligations under the contracts.
In the normal course of business, the Company is exposed to credit risk from its customers, substantially all of which are in the automotive industry and are subject to credit risks associated with the automotive industry. For the year ended December 31, 2021, sales to the Company’s six largest customers represented 78% [2020 – 78%] of the Company’s total sales; and substantially all of its sales are to customers in which the Company has ongoing contractual relationships. In determining the allowance for expected credit losses, the Company considers changes in customer’s credit ratings, liquidity, customer’s historical payments and loss experience, current economic conditions and the Company’s expectations of future economic conditions.
[f]
Currency risk

The Company is exposed to fluctuations in foreign exchange rates when manufacturing facilities have committed to the delivery of products for which the selling price has been quoted in currencies other than the facilities’ functional currency, and when materials and equipment are purchased in currencies other than the facilities’ functional currency. In an effort to manage this net foreign exchange exposure, the Company employs hedging programs, primarily through the use of foreign exchange forward contracts [note 21[a]].
[g]
Interest rate risk

The Company is not exposed to significant interest rate risk due to the short-term maturity of its monetary current assets and current liabilities. In particular, the amount of interest income earned on cash and cash equivalents is impacted more by investment decisions made and the demands to have available cash on hand, than by movements in interest rates over a given period.
In addition, the Company is not exposed to interest rate risk on its term debt and Senior Notes as the interest rates on these instruments are fixed.
[h]
Equity price risk

Public equity securities and warrants
The Company’s public equity securities and warrants are subject to market price risk due to the risk of loss in value that would result from a decline in the market price of the common shares or underlying common shares.
22.
CONTINGENCIES

From time to time, the Company may become involved in regulatory proceedings, or become liable for legal, contractual and other claims by various parties, including customers, suppliers, former employees, class action plaintiffs and others. On an ongoing basis, the Company attempts to assess the likelihood of any adverse judgments or outcomes to these proceedings or claims, together with potential ranges of probable costs
60   ANNUAL REPORT 2021

and losses. A determination of the provision required, if any, for these contingencies is made after analysis of each individual issue. The required provision may change in the future due to new developments in each matter or changes in approach such as a change in settlement strategy in dealing with these matters.
[a]
In September 2014, the Conselho Administrativo de Defesa Economica [“CADE”], Brazil’s Federal competition authority, attended at one of the Company’s operating divisions in Brazil to obtain information in connection with an ongoing antitrust investigation relating to suppliers of automotive door latches and related products [“access mechanisms”].

In May 2019, CADE informed the Company that it completed its preliminary investigation and, based on a review of the evidence, had commenced a formal administrative proceeding into alleged anticompetitive behaviour relating to access mechanisms involving the Company.
Administrative proceedings of this nature can often continue for several years. At this time, management is unable to predict the duration or outcome of the Brazilian administrative proceeding, including whether any operating divisions of the Company will be found liable for any violation of law or the extent or magnitude of any liability, if any. In the event that wrongful conduct is found, CADE may impose administrative penalties or fines taking into account several mitigating and aggravating factors. Administrative fines are tied to the sales in Brazil of the applicable Magna companies in the fiscal year prior to the commencement of the formal administrative proceeding.
The Company’s policy is to comply with all applicable laws, including antitrust and competition laws. Based on a previously completed global review of legacy antitrust risks which led to a September 2020 settlement with the European Commission where Magna received full immunity regarding two separate bilateral cartels involving the supply of closure systems, Magna does not currently anticipate any material liabilities. However, we could be subject to restitution settlements, civil proceedings, reputational damage and other consequences, including as a result of the matters specifically referred to above.
[b]
The Company is at risk for product warranty costs, which include product liability and recall costs, and is currently experiencing increased customer pressure to assume greater warranty responsibility. For most types of products, the Company only accounts for existing or probable product warranty claims. However, for certain complete vehicle assembly, powertrain systems and electronics contracts, the Company records an estimate of future warranty-related costs based on the terms of the specific customer agreements and/or the Company’s warranty experience. Product liability and recall provisions are established based on the Company’s best estimate of the amounts necessary to settle existing claims, which typically take into account: the number of units that may be returned; the cost of the product being replaced; labour to remove and replace the defective part; and the customer’s administrative costs relating to the recall. Where applicable, such provisions are booked net of recoveries from sub-suppliers and along with related insurance recoveries. Due to the uncertain nature of the net costs, actual product liability costs could be materially different from the Company’s best estimates of future costs [note 14].

23.
SEGMENTED INFORMATION

[a]
Magna is a global automotive supplier which has complete vehicle engineering and contract manufacturing expertise, as well as product capabilities which include body, chassis, exterior, seating, powertrain, active driver assistance, electronics, mirrors & lighting, mechatronics and roof systems. Magna also has electronic and software capabilities across many of these areas.

The Company is organized under four operating segments: Body Exteriors & Structures, Power & Vision, Seating Systems and Complete Vehicles. These segments have been determined on the basis of technological opportunities, product similarities, and market and operating factors, and are also the Company’s reportable segments.
The Company’s chief operating decision maker uses Adjusted Earnings before Interest and Income Taxes [“Adjusted EBIT”] as the measure of segment profit or loss, since management believes Adjusted EBIT is the most appropriate measure of operational profitability or loss for its reporting segments. Adjusted EBIT is calculated by taking Net income and adding back Income taxes, Interest expense, net, and Other expense, net.
The accounting policies of each segment are the same as those set out under “Significant Accounting Policies” [note 1]. All intersegment sales and transfers are accounted for at fair market value.
[a]
The following tables show segment information for the Company’s reporting segments and a reconciliation of Adjusted EBIT to the Company’s consolidated income before income taxes:

	2021
	Total sales	External sales	Adjusted EBIT	Depreciation and amortization	Equity loss (income)
Body Exteriors & Structures	$14,477	$14,196	$820	$743	$13
Power & Vision	11,342	11,129	738	554	(134)
Seating Systems	4,891	4,851	152	92	(9)
Complete Vehicles	6,106	6,057	287	103	(10)
Corporate & Other[i]	(574)	9	67	20	(8)
Total Reportable Segments	$36,242	$36,242	$2,064	$1,512	$(148)
MAGNA INTERNATIONAL INC.   61

	2020
	Total sales	External sales	Adjusted EBIT	Depreciation and amortization	Equity income
Body Exteriors & Structures	$13,550	$13,292	$817	$727	$–
Power & Vision	9,722	9,553	495	464	(179)
Seating Systems	4,455	4,433	107	73	(6)
Complete Vehicles	5,415	5,363	274	84	(3)
Corporate & Other[i]	(495)	6	(17)	18	(1)
Total Reportable Segments	$32,647	$32,647	$1,676	$1,366	$(189)
	2021
	Net assets	Investments	Goodwill	Fixed asets, net	Fixed asset additions
Body Exteriors & Structures	$7,349	$15	$471	$4,599	$711
Power & Vision	6,066	735	1,269	2,620	522
Seating Systems	1,379	147	270	485	73
Complete Vehicles	623	93	112	501	54
Corporate & Other[i]	813	603	–	88	12
Total Reportable Segments	$16,230	$1,593	$2,122	$8,293	$1,372
	2020
	Net assets	Investments	Goodwill	Fixed assets, net	Fixed asset additions
Body Exteriors & Structures	$7,536	$31	$478	$4,725	$581
Power & Vision	5,529	371	1,320	2,666	440
Seating Systems	1,118	144	176	418	70
Complete Vehicles	671	80	121	578	34
Corporate & Other[i]	710	321	–	88	20
Total Reportable Segments	$15,564	$947	$2,095	$8,475	$1,145

[i]
Included in Corporate and Other Adjusted EBIT are intercompany fees charged to the automotive segments.

[b]
The following table reconciles Net income from operations to Adjusted EBIT:

	2021	2020
Net Income	$1,553	$677
Add:
Interest expense, net	78	86
Other expense, net	38	584
Income taxes	395	329
Adjusted EBIT	$2,064	$1,676

[c]
The following table shows Net Assets for the Company’s reporting segments:

	2021	2020
Total Assets	$29,086	$28,605
Deduct assets not included in segment net assets:
Cash and cash equivalents	(2,948)	(3,268)
Deferred tax assets	(421)	(372)
Long-term receivables from joint venture partners	(15)	(66)
Deduct liabilities included in segment net assets:
Accounts payable	(6,465)	(6,266)
Accrued salaries and wages	(851)	(815)
Other accrued liabilities	(2,156)	(2,254)
Segment Net Assets	$16,230	$15,564

62   ANNUAL REPORT 2021

[d]
The following table aggregates external revenues by customer as follows:

	2021	2020
BMW	$5,680	$4,714
Daimler AG	5,032	4,596
General Motors	4,884	4,921
Stellantis	4,683	3,958
Ford Motor Company	4,205	4,004
Volkswagen	3,717	3,510
Other	8,041	6,944
	$36,242	$32,647

[e]
The following table summarizes external revenues and long-lived assets by geographic region:

	External Sales		Fixed Assets, Net

	2021	2020	2021	2020
North America
United States	$8,612	$8,210	$1,686	$1,610
Canada	4,253	4,144	960	974
Mexico	3,833	3,359	1,210	1,247
	16,698	15,713	3,856	3,831
Europe
Austria	7,661	6,817	771	867
Germany	3,989	4,366	972	1,095
Czech Republic	931	912	274	293
Poland	610	535	220	221
Russia	371	345	110	120
Spain	331	323	79	82
United Kingdom	344	292	208	214
Italy	296	256	237	265
Turkey	293	247	6	9
France	262	142	58	62
Slovakia	204	126	273	283
Other Europe	139	111	208	222
	15,431	14,472	3,416	3,733
Asia Pacific
China	3,534	1,921	875	758
India	147	79	83	89
Other Asia Pacific	21	31	7	6
	3,702	2,031	965	853
Rest of World	411	431	56	58
	$36,242	$32,647	$8,293	$8,475

24.
SUBSEQUENT EVENT

NORMAL COURSE ISSUER BID
Subsequent to December 31, 2021, we purchased 1,600,500 Common Shares for cancellation and 165,773 Common Shares to satisfy stock-based compensation awards each under our existing normal course issuer bid for cash consideration of  $132 million.
MAGNA INTERNATIONAL INC.   63

SENIOR NOTES REDEMPTION
On February 28, 2022, the Company redeemed for cash the entire aggregate principle amount outstanding of the Cdn$425 million 3.100% Senior Notes due 2022 [“the Notes”]. The redemption price for the Notes was Cdn$430 million, resulting in a loss on early extinguishment of Cdn$5 million that reflects the payment of the premium to redeem the Notes and the write-off of the unamortized debt issuance costs.
Share Information
The Common Shares are listed and traded in Canada on the Toronto Stock Exchange (“TSX”) under the stock symbol “MG” and in the United States on the New York Stock Exchange (“NYSE”) under the stock symbol “MGA”. As of February 28, 2022, there were 1,245 registered holders of Common Shares.
Distribution of Shares held by Registered Shareholders
Common Shares
Canada	74.36%
United States	25.62%
Other	0.02%
Dividends
Dividends for 2021 on Magna’s Common Shares were paid on each of March 19, June 4, September 3 and December 3 at a rate of U.S.$0.43 per Common Share. Magna’s dividends have been designated as “eligible dividends” as defined in subsection 89(1) of the Income Tax Act (Canada) and, accordingly, are eligible for an enhanced tax credit. Additional details are found on Magna’s website (www.magna.com), under “Company – Investors – Shareholder Information – Dividends”.
Price Range of Shares
The following table sets forth, for the years indicated, the high and low sales prices and volumes of Common Shares traded in each case as reported by the TSX and NYSE, respectively.
Common Shares (TSX) (Cdn$)	Stock Symbol “MG”

	Year ended December 31, 2021			Year ended December 31, 2020
Quarter	Volume	High	Low	Volume	High	Low
1st	52,793,830	118.71	87.42	71,270,881	72.18	33.22
2nd	41,257,436	126.00	110.05	58,598,177	64.70	40.76
3rd	43,770,296	117.00	93.24	56,377,558	71.55	57.42
4th	46,142,613	113.00	94.42	68,080,351	96.11	60.82

Common Shares (NYSE) (US$)	Stock Symbol “MGA”

	Year ended December 31, 2021			Year ended December 31, 2020
Quarter	Volume	High	Low	Volume	High	Low
1st	99,505,330	95.38	68.30	74,876,717	55.67	22.75
2nd	85,851,505	104.28	87.55	69,450,820	48.34	28.82
3rd	81,378,562	95.00	72.65	52,717,363	53.89	43.08
4th	81,804,647	89.98	74.53	70,204,429	75.65	45.64

64   ANNUAL REPORT 2021

CORPORATE DIRECTORY

Directors

William L. Young
(Chair)

Peter G. Bowie

Mary S. Chan

Hon. V. Peter Harder

Seetarama (Swamy) Kotagiri

Dr. Kurt J. Lauk

Robert F. MacLellan

Mary Lou Maher

Cynthia A. Niekamp

William A. Ruh

Dr. Indira V. Samarasekera

Dr. Thomas Weber

Lisa S. Westlake

Executive Officers

Seetarama (Swamy) Kotagiri
Chief Executive Officer

Vincent J. Galifi
President

Patrick W.D. McCann
Chief Financial Officer

Tommy J. Skudutis
Chief Operating Officer

Guenther F. Apfalter
President, Magna Europe and Asia

Bruce R. Cluney
Chief Legal Officer

Joanne N. Horibe
Chief Compliance Officer

Aaron D. McCarthy
Chief Human Resources Officer

Boris Shulkin
Chief Digital and Information Officer

Eric J. Wilds
Chief Sales & Marketing Officer

Matteo Del Sorbo
Executive Vice-President,
Magna New Mobility

Uwe Geissinger
Executive Vice-President,
Operational Efficiency

Anton Mayer
Executive Vice-President
and Chief Technology Officer

Corporate Office

Magna International Inc.
337 Magna Drive
Aurora, Ontario
Canada L4G 7K1
Telephone: (905) 726-2462
magna.com

Transfer Agent and Registrar

Computershare Trust Company
of Canada
100 University Avenue, 8th Floor
Toronto, Ontario, Canada M5J 2Y1
Telephone: 1 (800) 564-6253

Computershare Trust Company N.A.
462 S. 4th Street
Louisville, Kentucky, USA, 40202
Telephone: 1 (800) 962-4284
From all other countries:
Telephone: 1 (514) 982-7555
computershare.com

Exchange Listings

Common Shares
Toronto Stock Exchange MG
New York Stock Exchange MGA

As a "foreign private issuer" listed on the New York Stock Exchange (NYSE), Magna is required to disclose the significant ways in which its corporate governance practices differ from those to be followed by U.S. domestic issuers under the NYSE listing standards. Please see the corporate governance section of our website (www.magna.com) for our Statement of Significant Corporate Governance Differences (NYSE). Additionally, please refer to the Management Information Circular/ Proxy Statement for our 2022 Annual and Special Meeting of Shareholders for a description of our corporate governance practices in comparison with the requirements and guidelines of the Canadian Securities Administrators.

Shareholders wishing to communicate with the non-management members of the Magna Board of Directors may do so by contacting the Chairman of the Board through the office of Magna's Corporate Secretary at 337 Magna Drive, Aurora, Ontario, Canada L4G 7K1 (905) 726-7070.

Shareholders wishing to obtain a copy of Magna's Notice of Intention to Make a Normal Course Issuer Bid, referred to in Note 19 to the consolidated financial statements contained in this Annual Report, may do so by contacting Magna's Corporate Secretary.

The 2022 Annual and Special Meeting of Shareholders
The 2022 Annual and Special Meeting of Shareholders will be held on Tuesday, May 3, 2022, commencing at 10:00 a.m. (Eastern Daylight Time). The meeting is being conducted as a virtual-only meeting accessible at www.virtualshareholdermeeting.com/mga2022.

Annual Report
Additional copies of this 2021 Annual Report or copies of our quarterly reports may be obtained from: The Corporate Secretary, Magna International Inc., 337 Magna Drive, Aurora, Ontario, Canada L4G 7K1 or www.magna.com. Copies of financial data and other publicly filed documents are available through the internet on the Canadian Securities Administrators' System for Electronic Document Analysis and Retrieval (SEDAR) which can be accessed at www.sedar.com and on the United States Securities and Exchange Commission's Electronic Data Gathering, Analysis and Retrieval System (EDGAR), which can be accessed at www.sec.gov.

©Magna International Inc. 2022. Magna and the MAGNA logo are registered trademarks of Magna International Inc.

MAGNA

MAGNA

Magna International Inc.
337 Magna Drive
Aurora, Ontario
Canada L4G 7K1
Telephone: (905) 726-2462

CONNECT WITH MAGNA

magna.com

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